Taubman

Addressing Abysmal Corporate Governance and Chronic Underperformance at Taubman Centers

May 2017

LAND and BUILDINGS

www.SaveTaubman.com

Please email questions or comments to:
SaveTaubman@LandandBuildings.com

The Taubman History of Abysmal Corporate Governance

- Taubman Centers, Inc. ("Taubman", "TCO" or the "Company") owns the most productive class A public mall portfolio
- Completed its initial public offering in 1992
- Owns 24 malls across the United States, Puerto Rico, China and South Korea
- Despite having the best portfolio of assets, Taubman has dramatically underperformed its Class A Mall Peers[1], Proxy Peers[2] and the REIT Total Return Index[3] over the 1-, 3- and 5-year[4] trailing time periods resulting from:
    1. Abysmal corporate governance
    2. Poor operations
    3. Undisciplined capital allocation



Taubman
We Operate the Best Collection of Retail Assets
Industry's Premier Portfolio
China
South Korea
Macau
Asia Properties
Owned Properties
1 Beverly Center Los Angeles, Calif.
2 Cherry Creek Shopping Center Denver, Colo.
3 CityOn.Xi'an Xi'an, China
4 City Creek Center Salt Lake City, Utah
5 Country Club Plaza Kansas City, Mo.
6 Dolphin Mall Miami, Fla.
7 Fair Oaks Fairfax, Va.
8 The Gardens on El Paseo Palm Desert, Calif.
9 Great Lakes Crossing Outlets Auburn Hills, Mich.
10 The Mall at Green Hills Nashville, Tenn.
11 International Market Place Waikiki, Honolulu, Hawaii
12 International Plaza Tampa, Fla.
13 The Mall at Millenia Orlando, Fla.
14 The Mall of San Juan San Juan, Puerto Rico
15 The Mall at Short Hills Short Hills, N.J.
16 Stamford Town Center Stamford, Conn.
17 Starfield Hanam Hanam, South Korea
18 Sunvalley Shopping Center Concord, Calif.
19 Taubman Prestige Outlets Chesterfield Chesterfield, Mo.
20 Twelve Oaks Mall Novi, Mich.
21 The Mall at University Town Center Sarasota, Fla.
22 Waterside Shops Naples, Fla.
23 Westfarms West Hartford, Conn.
Managed/Leased Centers – No Ownership
24 The Shops at Belmond Charleston Place Charleston, S.C.
25 IFC Mall Seoul, South Korea
26 The Boulevard at Studio City Macau, China
Development Properties
27 CityOn.Zhengzhou Zhengzhou, China

Source: Taubman Investor Presentation (December 2016)

Current Stock Price[5]	**$64/share**
Dividend Yield	**3.9%**
Current Market Cap	**$5.5B**

We believe Taubman shareholders have been the victims of a self-interested management team and complacent Board – <u>It is time to instill accountability, remedy dismal performance and unlock substantial trapped value</u>

(1) Note: Class A Mall Peers defined by Land and Buildings as Taubman's high quality Class A Mall Peers GGP, Inc., The Macerich Company, Simon Property Group Inc. (collectively, "Class A Mall Peers") (see Appendix)
(2) Note: Proxy Peers represents the Executive Compensation Peer Group as disclosed in Taubman Form DEFC14A filed on April 20, 2017 (collectively, "Proxy Peers")
(3) Note: REIT Total Return Index is defined as the FTSE NAREIT All Equity Total Return Index
(4) Source: Bloomberg data; Note: Reflects total returns for the trailing 1-, 3- and 5-year periods through October 14, 2016 (few days prior to Land and Buildings' public involvement)
(5) Source: Bloomberg data as of April 27, 2017

Overview of Land and Buildings

- **Firm Background**
  - Land & Buildings Investment Management, LLC ("Land and Buildings") is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global REITs and real estate related companies
- **Investment Strategy**
  - Long-term investment horizon
  - Invest primarily in companies with discounted valuations and high growth that is likely to come in above expectations
  - Aim to maintain and nurture constructive relationships with portfolio companies
- **100% focused on real estate**
  - Land and Buildings only invests in publicly traded REITs and real estate related equities
  - Founder and Chief Investment Officer Jonathan Litt has dedicated his career to researching, analyzing and investing in public and private real estate
  - Prior to founding Land and Buildings, Jonathan Litt was Managing Director at Citigroup where he was responsible for Global Property Investment Strategy from 2000 to March 2008
  - Jonathan Litt led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years while at Citigroup, PaineWebber and Salomon Brothers

Situation Overview – Why We Are Here

We have known the Taubman Family[(1)] since the IPO roadshow of the Company in **1992**

We covered the Company for decades both as research analysts and investors, and **held countless discussions with management over the years** regarding the grave concerns highlighted in this presentation

Since the first half of 2016, **we have had active engagement with Chairman, President and CEO Bobby Taubman, and implored him to take action** to address the deplorable state of the Company

Attempts to privately and collaboratively engage with Taubman Centers management and Board have been futile, as the Company feels the numerous issues we have highlighted are non-issues

Taubman's **reactive changes** since our initial engagement **have been cosmetic to preserve the troubling status quo**, in our view

Bobby Taubman and the Board are out of touch with all relevant stakeholders – including shareholders, consumers, and retailers – and need to be held accountable

(1) *Note: Consisting of Mr. Bobby Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust (collectively, the "Taubman Family").*

Table of Contents

LAND and BUILDINGS

1. Executive Summary

What's Wrong with Taubman? Abysmal Governance and Chronic Underperformance

Governance
The "Worst of the Worst"

- Disenfranchising governance structure: dual-class shares, classified and over-tenured board, combined Chairman/CEO, onerous anti-takeover provisions
- Horrible governance practices: ignoring shareholder voices, not for sale, stock pledging
- Green Street Advisors has given TCO the worst governance score in the REIT sector

Operations
Run like an unaccountable private company for the benefit of Bobby

- Glaring operational deficiencies resulting in substantially inferior margins
- Bloated expenses and lack of cost discipline
- Failure to maximize revenue opportunities – stuck in the past

Capital Allocation
Undisciplined approach resulting in inferior returns on investments

- Likely $1 billion in value destruction over the past five years due to four ill-conceived developments
- Pattern of construction cost over-runs, with 57% having delayed openings since 2012
- Development pipeline likely to fall woefully short of 7% initial yield guidance, resulting in large impairments

THE RESULT:
57% stock underperformance versus Class A Mall Peers over last 5 years

Taubman Centers' Board has created a situation whereby TCO will likely never approach its intrinsic value under the leadership of the current Chairman and Lead Director

Sources: Land and Buildings' analysis and views, Green Street Advisors (governance score out of the 83 REITs covered), Company SEC filings including Form 8-Ks disclosing initial development yields, Bloomberg data

Taubman Centers' Chronic Underperformance

- Taubman's total shareholder return has materially and consistently lagged its Class A Mall Peers, Proxy Peers, and the REIT Total Return Index over the 1-, 3-, and 5-year trailing time periods
- **Taubman's stock has underperformed peer Simon's by 145%[(1)] since Bobby unilaterally decided the company was not for sale in response to Simon's premium offer in 2003**

TCO Total Shareholder Return Underperformance[(2)]

	1-Year	3-Year	5-Year
TCO vs. Class A Mall Peer Average	**-4%**	**-29%**	**-57%**
TCO vs. Proxy Peer Average	**-5%**	**-12%**	**-41%**
TCO vs. REIT Total Return Index	**-13%**	**-18%**	**-28%**

$2.5 billion ($30/share) of equity value left on the table!

Myron Ullman and the current Board have failed to oversee Bobby Taubman and hold him accountable for a track record of underperformance

Source: Bloomberg data
(1) Note: Underperformance of Taubman Centers since Simon withdrew offer to merge with the Company on October 7, 2003, calculated through October 14, 2016 (few days prior to Land and Buildings' public involvement)
(2) Note: Reflects total returns for the trailing 1-, 3- and 5-year periods through October 14, 2016 as obtained from Bloomberg data for Taubman, Class A Mall Peers and the Company's Proxy Peers. Market capitalization and per share underperformance based on estimated figures at the beginning of the trailing 5-year period compared to if Taubman would have generated returns consistent with Class A Mall Peers.

Taubman Has Underperformed Each Class A Mall Peer Over the Trailing 5 Years

- Shareholders worse off investing in Taubman vs. all other Class A Mall Peers over trailing 5 years



TCO Total Shareholder Return vs. Class A Mall Peers Trailing 5 Years
$3,000
$2,800
$2,600
$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13
Apr-14
Oct-14
Apr-15
Oct-15
Apr-16
Oct-16
TCO
SPG
MAC
GGP
GGP
MACERICH
SIMON
Taubman
-57%

Source: Bloomberg share price data
Note: Based on returns through October 14, 2016 (few days prior to Land and Buildings' public involvement)

Taubman Has Underperformed Each Class A Mall Peer Over the Trailing 3 Years

- Shareholders worse off investing in Taubman vs. all other Class A Mall Peers over trailing 3 years



TCO Total Shareholder Return vs. Class A Mall Peers Trailing 3 Years
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
SIMON
MACERICH
GGP
Taubman
-29%
TCO
SPG
MAC
GGP

Source: Bloomberg share price data
Note: Based on returns through October 14, 2016 (few days prior to Land and Buildings' public involvement)

Taubman Has Underperformed Each Class A Mall Peer Over the Trailing 1 Year

- Shareholders worse off investing in Taubman vs. all other Class A Mall Peers over trailing 1 year


TCO Total Shareholder Return vs. Class A Mall Peers Trailing 1 Year
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
TCO
SPG
MAC
GGP
SIMON
MACERICH
GGP
Taubman
-4%

Source: Bloomberg share price data
Note: Based on returns through October 14, 2016 (few days prior to Land and Buildings' public involvement)

Taubman's Abysmal Corporate Governance Structure

Taubman's governance disenfranchises common shareholders…

- ☒ Dual class voting to Taubman Family benefit
- ☒ Classified Board
- ☒ Over-tenured Board at 16 years on average[1]
- ☒ Combined Chairman/CEO
- ☒ Ability of the Taubman Family to block any acquisition
- ☒ Limited investment among independent directors reflecting lack of "skin in the game"
- ☒ Onerous anti-takeover provisions
- ☒ 90 year-old director with 25-year Board tenure

Green Street Advisors, the leading independent real estate research firm, gives Taubman the lowest governance rating among all REITs

The REIT industry is known to be among the worst sector for corporate governance practices broadly, so for Taubman to be the REIT industry leader in poor governance is truly a feat

Source: Company SEC filings, Bloomberg data, Green Street Advisors (governance score among 83 REITs covered)
(1) Note: Board tenure calculation excludes Cia Buckley Marakovits, who was appointed to the Board in 2016 following Land and Buildings' public involvement

Taubman's Abysmal Corporate Governance in Practice

...and the Board's actions speak volumes

- ☒ Dual class structure and 30% "Killer B" vote likely a $500M windfall to Taubman Family, for which they only paid $38,400[1]
- ☒ Allowed Taubman Family to pledge one-third of their OP Units and "Killer B" for own benefit[2]
- ☒ Ignored shareholders despite majority-supported proposals to de-stagger two years in a row [3]
- ☒ Ignored shareholder voices in majority-supported acquisition by Simon[4]
- ☒ Board likely breached its fiduciary duty[5]
- ☒ Appointed Lead Director without director ever being elected by shareholders to the Board
- ☒ Ignored likely Charter violations of Taubman Family breaching ownership limit[6]
- ☒ Likely violated Charter by shrinking Board size[7]
- ☒ Limited independent Board stock ownership
- ☒ Cosmetic and reactive changes since our involvement to preserve status quo
- ☒ Excessive spending to counter dissident shareholders
- ☒ Perfunctory phone interview of Charles Elson by Myron Ullman

Archaic corporate governance structure compounded by a history of negative Board actions have perpetuated Taubman's underperformance

(1) Source: Andrew Ross Sorkin, "Big Mall Owner Rejected in Bid for Taubman", The New York Times, November 14, 2002
(2) Note: Prior to Land and Buildings' public involvement, which we believe has since been reduced in reaction to our and ISS' concerns regarding such pledging activity
(3) Source: Taubman Form 8-Ks disclosing voting results of 2007 and 2008 Annual Meetings
(4) Note: According to Simon Property Group's press release, dated November 13, 2002
(5) Source: Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Supp. 2d 919, 939 (E.D. Mich. 2003); Note: Judge found likely breach of fiduciary duty by Board
(6) See slide #68 for additional details
(7) Source: Taubman Form 8-K filed on September 30, 2016 announcing the resignation of then director William Parfet from the Board and that the size of the Board was reduced from 9 to 8 directors rather than leaving the size of the Board at 9 with one vacancy

Cobweb of Interconnections Among Board Members Demonstrates Questionable Independence, In Our View

16-year[1] average board tenure!



Taubman Family
Macy's/Federated
Fashionmall.com
Tribeca Disruptive Innovation Awards
JC Penney
Urban Land Institute
Harvard University
Business Leaders of Michigan
Getty
Columbia
Museum of Art and Graphic Design
Michigan GOP
LVMH
Ronald W. Tysoe
William S. Taubman
A. Alfred Taubman (deceased)
Jerome A. Chazen
Cia Buckley Marakovits
William U. Parfet
RESIGNED
Peter Karmanos, Jr.
Craig M. Hatkoff
Robert S. Taubman
Graham T. Allison
Myron E. Ullman, III
Never elected by shareholders!

Source: Company SEC filings; OpenSecrets.org

(1) Note: Board tenure calculation excludes Cia Buckley Marakovits, who was appointed to the Board in 2016 following Land and Buildings' public involvement

We've Seen This Movie Before: Taubman Family's Attack of the "Killer B"

- The "Killer B" is the Taubman Family's M.O. to maintaining control and disenfranchising shareholders, in our view
  - The Taubman Family has used the "Killer B" share structure on multiple occasions
  - The family used its "Killer B" shares to defeat and mute Ron Barron of Barron Capital, which owned 55% of Sotheby's [(1)]
  - The Taubman Family used its "Killer B" shares to defeat the Simon Property Group's substantial premium offer in 2003 — one that garnered 85% approval from common shareholders

A Pattern of Disenfranchising Shareholders

Sotheby's

- The Taubman Family acquired "Killer B" shares in Sotheby's (BID) to gain 62% voting control despite owning only 22% of all shares [(2)]
- The Taubman Family's "Killer B" thwarted Ron Barron's attempts to unlock shareholder value despite Barron's 55% ownership of Class A shares
- The Taubman Family was paid off with a ~20% premium to relinquish its Sotheby's "Killer B" position [(2)]
- Daniel Loeb granted three board seats in 2014 and Bobby Taubman steps down from board in 2016 [(3)]
- Sotheby's took a bath selling Taubman Family art in 2015 [(4)]

Taubman

- In 1998, Taubman's independent directors authorized the Taubman Family to acquire a 30% vote in the Company for $38,400 without shareholder approval, in violation of the then Michigan Control Share Acquisition Act
- TCO's clubby board continues to allow the Taubman Family to hold its "Killer B" position despite TCO's ownership limits contained in its Charter
- We believe the Board lacks independence and has failed to fulfill its fiduciary duty to all shareholders given its comfort in allowing apparent violations of the Company's Charter to persist

(1) Source: Sotheby's Proxy Statement filed July 11, 2000
(2) Source: Sotheby's Press Release filed September 8, 2005
(3) Sources: Bloomberg data, Matt Levine, "Dan Loeb and Sotheby's Are Friends Now," Bloomberg View, May 5, 2014
(4) Source: Robin Pogrebin,"Sotheby's Announces $12 Million Loss Over Taubman Sale," January 22, 2016

1998 Board Cements Taubman Family Control – Issues "Killer B" to Taubman Family

Taubman Centers Board of Directors


Aye
Aye
Aye
Aye
Aye
Aye
Aye


All in favor of issuing Taubman Family a 30% voting "Killer B" preferred, say "Aye"
Bobby Taubman
President & CEO

The Taubman Family owned minority non-voting Limited Partnership interests in a separate entity at the time of the IPO in 1992, consistent with UPREIT offerings

Invasion of the "Killer B" – Board grants B shares in 1998 to Taubman Family **garnering the Taubman Family near absolute control given super-majority voting requirement for nearly all material voting matters for a mere $38,400**

Sources: Direct Selling News, Ken Dutton Art (Bee)
Note: Quotes are intended to reflect Land and Buildings' views on Bobby Taubman and the Board and are not actual quotes or statements from Bobby Taubman

Taubman Family "Killer B" and Abysmal Governance – A Path Rejected by Celebrated CEOs

- The Taubman Family primarily owns minority non-voting partnership units of the Taubman Realty Group Limited Partnership, NOT common stock of Taubman Centers, Inc., the REIT(1)



Sam Zell
Steve Roth
Mort Zuckerman
David Simon
Equity Residential
VORNADO REALTY TRUST
bxp Boston Properties
SIMON
IPO
Per REIT Norm, All Agree to Non-Voting LP Interests
...6 Years Later...
Board Grants "Killer B" 30% Vote at REIT for Measly $38,400
I'm out of here!
$500M Windfall from "Killer B"(2)
TCO REIT

Sources: Direct Selling News, Ken Dutton Art (Bee)

(1) Note: Taubman Family ownership primarily in partnership units

(2) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016

Kryptonite Could Not Protect Lex Luther From Superman, Nor Should "Killer B" Protect Bobby From Shareholder Voices


We will pledge our shares to keep control!
My family has "Killer B" – don't mess with us!
Staggered board, you can't get us!
Old Boys Club on Board, 16 year tenure – you don't stand a chance!
Jon Litt can pound sand!
Myron, old friend, please be Lead Director to defeat L&B!
Taubman Family not interested in selling – We have the "Killer B"!
2017 VOTE

2017 Director voting is the only way for shareholders to defeat Bobby's "Killer B" control vote, in our view

Sources: IGN, Ken Dutton Art (images); Note: Quotes are intended to reflect Land and Buildings' views on Bobby Taubman and the Board and are not actual quotes or statements from Bobby Taubman or the Board

Bobby Taubman Repeatedly Ignores Shareholders Voices

IGNORED — In 1998, the Board unilaterally issued "Killer B" shares without common shareholder vote

IGNORED — In 2003, 85% of common shareholders tendered for Simon acquisition offer

IGNORED — In 2007, 89% of common shareholders voted to de-stagger Board

IGNORED — In 2008, 85% of common shareholders voted to de-stagger Board

IGNORED — In 2016, 89% of investors surveyed by Citi would vote Bobby and/or Myron out

IGNORED — Green Street Advisors declares Taubman Centers worst of the worst on corporate governance

Sources: Company SEC filings, Bloomberg data, Note: 2003, 2007 and 2008 shareholder votes reflect estimated vote totals of common shareholders (excludes the Series B Preferred Stock, i.e. the "Killer B"), See slide #27 for additional details on Citi survey

Bobby Prioritizing Grand Developments Over Low Hanging Fruit Has Likely Cost Investors Billions

- ☒ The Board is taking on **exorbitant risk** and **astronomical costs on new development** while **leaving money on the table** across Taubman's domestic portfolio
- ☒ Low hanging fruit:
  1. Short-term Leasing
  2. Food Halls and Fast-casual Tenants
  3. Advertising and Sponsorships
  4. Re-bidding Service Contracts
  5. Kiosks



~$1 billion in losses
~$1.7 billion value creation opportunity missed
PRESTIGE OUTLETS
BEVERLY CENTER
SAN JUAN
HAWAII
Bobby Taubman
Taubman's Peers
FOOD HALLS
RE-BIDDING SERVICE CONTRACTS
SHORT-TERM LEASING
KIOSKS
ADS

Sources: Company and Class A Mall Peer filings, Land and Buildings' analysis; Note: Approximately $1 billion of losses based on Land and Buildings' estimates for four projects over the past 5 years and approximately $1.7 billion of value creation opportunity missed, in our view, based on applying the rate Land and Buildings applied in its valuation analysis to the amount of incremental income that the Company would generate if it were to generate EBITDA margins consistent with Class A Mall Peers over the past five years.

Bobby Leaving $20 per share on the Table Due to Massive Operational Underperformance

Missed Revenue Opportunities	+	Bloated Expenses	=	Horrible Operating Results

Missed Revenue Opportunities

- *Out of touch focus on high-end retailers*
- *High structural vacancy*
- *Limited food halls and fast casual concepts*
- *Over-reliance on sit-down dining*
- *Large common area open space generating no revenue*
- *Aversion to short-term leasing*
- *Lack of kiosks*
- *Sparse advertising*

Bloated Expenses

- *Lavish marketing and other owner expenses relative to potential sales benefit*
- *Service contracts (e.g. trash, security, etc.) should be re-bid more often*
- *Lease and reciprocal easement agreements (REAs) with anchor tenants likely have room for optimization*
- *Excessive overhead*

Horrible Operating Results

- ***Taubman's EBITDA margins underperformed Class A Mall Peers by 770 bps*** *on average over the past five years*
- ***$65 million of incremental earnings (~20%) and net asset value increase of $1.7 billion ($20 per share)*** *achievable if Taubman closes EBITDA margin gap to Class A Mall Peers, in our view*

Operational upside of $20 per share readily achievable based on our on the ground due diligence, in our view

Source: Land and Buildings' analysis, Company and Class A Mall Peer filings (See Appendix)

Management's Ill-fated Developments The Past Five Years Likely to Cost Shareholders $1 Billion

- **Horrible 5-year capital allocation record** is littered with **value-destroying developments totaling an estimated $1 billion** that illustrate a **lack of proper Board oversight**
  - Persistent construction cost overruns
  - Delayed openings on over half new developments
  - High end focus appears out of touch with changing retail landscape
  - Likely to significantly miss forecasted stabilized returns
  - Substantial impairments likely needed

Taubman Value Destruction

	Estimated Loss	% Loss
TaubmanPrestigeOutlets	($70M)	54%
THE MALL of SAN JUAN	($260M)	50%
INTERNATIONAL MARKET PLACE	($160M)	34%
BEVERLY CENTER	($500M)	100%

Total: ~$1 billion of losses

L&B estimates TCO destroyed ~**$1 billion** of value over the last 5 years in just 4 projects

Sources: Land and Buildings' analysis, Company SEC filings; Note: Estimated loss represents Land and Buildings' estimates of the difference between the Company's share of the disclosed cost for each project and estimated market value of each asset based on estimated yields and cap rates. Percent loss represents Land and Buildings' estimates of the percentage difference between the Company's share of development cost and estimated market value. Developments include redevelopment of existing assets as well as new ground-up developments.

Bobby is Out of Touch on Development – Misleading Investors, and Likely His Board, In Our View

	What Bobby Says…	But in Reality…
International Market Place	"…we estimate total project cost to be about $400M, with an expected return of 8% - 8.5%" *Q2 2013 Earnings Call, July 26, 2013*	Taubman has spent roughly $500M on the project to date or ~$1500 per square foot
International Market Place	"…rents on the street has consistently been over $400/sf. Many individual stores are at $500 to $600/sf" *Q4 2014 Earnings Call, February 13, 2015*	Few if any stores are paying over $400/sf; the average in-place net rent at the superior mall across the street is in the low $100's/sf
The Mall of San Juan	"Leasing is going extremely well on that project…" *Q4 2012 Earnings Call, February 14, 2013*	Recent walk through suggests occupancy sub-60% and falling; merchants have little inventory suggesting they are giving up on locations
The Mall of San Juan	"[It] will be a social and shopping destination like no other on the island." *Q4 2014 Earnings Call, February 13, 2015*	We observed few shoppers at night and mid-day while competitive malls were teeming with shoppers
Beverly Center	"Over the next two-and-a-half years, [Beverly Center] will go through a comprehensive $500 million re-imagination." Q1 2016 Earnings Call, May 3, 2016	Taubman's lack of attention to the asset led to deferred maintenance and competitors gaining market share and eating Taubman's lunch
Prestige Outlets	"Retailer interest is extremely high. There's wide recognition that the market is superb and that our site is vastly superior." *Q3 2012 Earnings Call, October 25, 2012*	Taubman's project cost 80% more per square foot than its competitor's development, leased up poorly and is generating little to no income as its competitor earns a robust return

Shareholders are not alone in being misled by Bobby: The Court noted that the Taubman Family had hired Company advisors without consulting with the Board

Sources: Land and Buildings' and Forsite LLC's (a retail consultant utilized by Land and Buildings) analyses and observations, Simon and Company SEC filings

Directors We Are Opposing – Bobby Taubman

Bobby has a demonstrated history of running roughshod over the Taubman Centers independent Board members and common shareholders, in our view



- Dual-class structure repeatedly used to ignore shareholder voices
- Focuses on Taubman Family's interests, not all common shareholders
- Unilaterally indicated the company is not for sale
- Made Board decisions without consulting the full Board
- Acquired 30% "Killer B" vote at Taubman Centers for a mere $38,400, an estimated $500 million windfall to the Taubman Family[(1)]
- Avoided reducing voting control by limited equity issuances
- Lobbied Michigan Legislature to change law to block Simon acquisition
- Dismissed concerns raised by Land and Buildings
- Supported likely Charter violations
- Supported exorbitant spending to counter dissident shareholders
- Oversaw massive persistent operational underperformance
- Oversaw $1 billion of development losses on four projects in last five years

Bobby Taubman's troubling pattern of putting the Taubman Family's interests first, leading to Taubman's horrible operating performance and poor capital allocation decisions, merits change now

Sources: Company SEC filings and governance documents
(1) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016

Directors We Are Opposing – Myron Ullman

Myron Ullman's repeated support of preserving the status quo at Taubman Centers and long history with the Taubman Family seriously calls into question his independence, in our view



- On his second stint on the Board that began 14 years ago
- Overlapping with more than half of the current TCO Board from his first stint
- Supported the Taubman Family during the Simon saga against shareholders' will
- Despite two stints on the Taubman Board, he has never been elected by shareholders
- Al Taubman coincided with Myron's ascent at Macy's that netted Myron millions
- Quid pro quo? In April 2016, Myron was appointed to fill Lisa Payne's seat after her resignation from the Board, two months after she was added to the JCP board, where Myron was previously CEO
- On Taubman's Audit and Nominating and Corporate Governance committees, which have overseen:
  - Share pledging by Taubman Family for loans
  - Apparent failure to enforce the Ownership Limit in Company's Charter
  - Likely Charter violation of shrinking board size, only resolved after our public scrutiny
  - Worst-in-class corporate governance in the REIT sector

Myron Ullman's defense of Bobby Taubman and the rest of the Board's actions raises the question, is Myron Ullman looking out for the interests of common shareholders?

Sources: Company SEC filings and governance documents, Macy's SEC filings, JCP SEC filings, Green Street Advisors

Taubman Family and Myron Ullman: Decades of History

	Taubman Family	Myron Ullman
	 Al  Bobby  Billy	
macy's	•Tenant at Taubman Centers •Taubman Family was large Macy's investor •Al Taubman was on Macy's board (1986 – 1994)	•Senior executive at Macy's starting in 1988 •Earned millions and remained in power during merger Al Taubaman helped oversee •Former Macy's CEO (1992 – 1996) •Ascended ranks during Al's Board tenure
JCPenney	•Tenant at Taubman Centers	•Two-time former JCPenney CEO
LVMH MOËT HENNESSY . LOUIS VUITTON	•Tenant at Taubman Centers •Taubman Family was controlling investor in Sotheby's	•Former LVMH Managing Director (1999 – 2002) •In 2000, LVMH attempted to acquire Sotheby's[1] – Possible white knight?

Myron Ullman appointed Lead Director without having ever been elected by shareholders!

(1) Source: The Guardian, "LVMH to bid for Sotheby's", September 30, 2000

REIT Investor Survey Highlights Need and Support for Change at Taubman Centers

- An investor survey with nearly 100 respondents highlights broad support for L&B's campaign for change at Taubman:
  - 80% of respondents either completely agree or somewhat agree with the L&B assessment of concerns surrounding TCO, including issues with corporate governance capital allocation
  - **89% of respondents believed Board change in 2017 was necessary**: 60% of respondents answered that they would replace both Bobby Taubman and Myron Ullman and an additional 29% answered in support of replacing either Bobby Taubman or Myron Ullman

Do investors Agree or Disagree with L&B's Assessment of Concerns About TCO?


50%
40%
30%
20%
10%
0%
44%
36%
18%
1%
0%
Completely agree
Somewhat agree
Agree with some items, disagree with others
Completely disagree
Somewhat disagree
80% agree with L&B concerns

Would you replace Board members Bobby Taubman and/or Myron Ullman?


70%
60%
50%
40%
30%
20%
10%
0%
60%
23%
11%
6%
Replace both
Replace Myron Ullman only
Replace neither
Replace Bobby Taubman only
89% want new directors

Investors' support of L&B's strategy underscores the need for change and accountability on the Board

Source: Citi Research (Citi requested investors complete an online survey over a multi-day period using Survey Monkey and the results of the survey were published by Citi on October 25, 2016)

Taubman Centers Needs New Leadership and Culture: Shareholders Deserve a Board Refreshment

	Current Board	Refreshed Board
FFO	$3.75/share	$4.50/share
NAV	Destruction	Enhancement
G&A	Bloated & growing	In-line with peers
Impairments	Up to $1bn across four recent developments	Value creation through upgrading existing assets
Disclosure	Opaque – hiding property operations	Transparent – property operations, NOI, occupancy
Investor Communication	Falsehoods & overstatement	Realities in marketplace
Board	Disenfranchise common shareholders	Maximize value for all shareholders
Shareholders	Dedicated REIT investors underweight	Dedicated REIT investors overweight
Share Price	**$64**	**$106+**

Sources: Land and Buildings' views and analysis and onsite visits and observations, Company SEC filings; Note: Current Board FFO based on midpoint of 2017 Company FFO guidance. Refreshed Board FFO based on Taubman generating FFO in excess of the Company's 2017 FFO guidance midpoint to achieve EBITDA margins that are consistent with its Mall Peers over the past five years, or $65 million of incremental EBITDA. Current Board share price based on closing price as of April 27, 2017. Refreshed Board share price based on the Company's share price trading consist with Land and Buildings' estimate of net asset value, which is based on estimated private market value of the Company's real estate. See Appendix regarding valuation limitations

The Path Forward – A New and Independent Vision



Charles Elson

We believe that our nominees have the right experience and expertise to help correct the course of Taubman and drive strong shareholder value creation – without fresh voices, history has proven change will not happen



Jonathan Litt

~65% upside to NAV

Modernized Corporate Governance

- Enact best in class governance structure
- De-stagger the Board
- Reduce Board tenure
- Enforce the ownership limits on Taubman Family

Enhanced Operations

- Modernize culture to focus on maximizing value for shareholders
- Increase property income by adopting best practices, including kiosks, advertising and short-term leasing
- Slash lavish corporate overhead

Disciplined Capital Allocation

- Develop a rigorous capital allocation policy to ensure every shareholder will earn attractive returns
- Maximize ROI on future renovations and developments through cost controls
- Sell assets on a tax efficient basis and return capital to shareholders

Sources: Land and Buildings' views and analysis (See Appendix)

Land and Buildings' Highly-Qualified Director Nominees



Charles Elson

- *Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware*
- *Current Director of HealthSouth Corporation, a healthcare services provider and Bob Evans Farms Inc., a restaurant and food products company*
- *Former Director at AutoZone Inc., a specialty retailer of automotive replacement parts*



Jonathan Litt

- *Founder and Chief Investment Officer of Land and Buildings*
- *Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast*
- *Former Managing Director and Senior Global Real Estate Analyst at Citigroup*

It is time for the shareholders' voices to be heard by electing two new independent directors to the Board and sending a clear message that the status quo is no longer tolerable

Key Questions for Shareholders in This Proxy Contest

- Is the Chairman and CEO a lifetime appointment that is passed down in the Taubman Family regardless of performance (or a lack thereof)?
- Why did the Board ignore majority-supported shareholder proposals to de-stagger the Board two years in a row?
- Why did the Board allow the Taubman Family to previously pledge one-third of their OP Units and "Killer B"?
- Why has the Board continued to have a clubby, over-tenured (16 years) and classified Board with questionable independence?
- Why is Myron Ullman on his second stint on the Board? Is he focused on the interests of all shareholders or just the Taubman Family?
- Why was Myron Ullman appointed Lead Director without having been elected by shareholders?
- Why are Bobby Taubman and the Board seemingly out of touch with retailer and customer desires?
- Why has the Board allowed Bobby Taubman to pursue developments in the past five years that have resulted in ~$1 billion of losses?
- Why has the Board put up with persistent operational underperformance versus peers?

Where is the accountability?

LAND and BUILDINGS

2. Troubling History of Abysmal Corporate Governance and Chronic Underperformance Under Leadership of Bobby Taubman

Bobby Taubman Has Sought to Maintain Control, Not Maximize Value

- Our efforts to work collaboratively with Taubman's management team and Board have proven futile, solidifying our belief that Bobby's primary goal is to preserve the status quo rather than embrace the need for change

Dual Class Structure to Taubman Family's Benefit

Bobby Taubman Misled the Investment Community

Bobby's $500M Windfall From Dual Class "Killer B"

Bobby Says Company is Not for Sale

145% under-performance to Simon since rebuffed offer!

Bobby Afraid to be Held Accountable: Limited Share Issuances to Maintain Control

Made Board Decisions Without Consulting the Board

Lobbied Michigan Legislature to Change Maryland Law to Block Simon Acquisition

Repeatedly Ignored Shareholder Voices

57% under-performance to Class A Mall Peers over past 5 years!

Bobby Taubman – The Apple Does Fall Far from the Tree

- Bobby is not successfully carrying on his father's legacy as steward of Taubman Centers, in our view
- Bobby has served as Chairman for over 15 years, which begs the question, ***is the CEO title hereditary?***



Alfred Taubman
Founder

Alfred's Legacy[(1)]:

- ✓ Founded Taubman Centers with a $5,000 loan in 1950
- ✓ Grew the company to a multibillion-dollar enterprise
- ✓ Revolutionized retail and the concept of *Threshold Resistance*
- ✓ Donated hundreds of millions of dollars to the community

Bobby's Legacy:

- ☒ Tremendous value destruction
- ☒ Poor operations
- ☒ Abysmal corporate governance

Bobby Taubman



(1) Source: Robert McFadden, "A. Alfred Taubman, 91, Dies; Developer, Sotheby's Owner and Focus of Scandal", The New York Times, April 18, 2015

Bobby is Apparently Afraid to be Held Accountable by Shareholders – Limited Share Issuances to Keep Control

- The Taubman Family appears focused on maintaining its control of the Company, rather than gain scale and operating efficiencies through **prudent** portfolio growth

Taubman's share count has increased by a mere 19% over the past 20 years, while its Class A Mall Peers have expanded share counts by 540%

TCO vs. Class A Mall Peers – Shares Outstanding
(indexed)



700
600
500
400
300
200
100
0
Taubman
100
119
Class A Mall Peers
100
640
1996
2016
1996
2016

Bobby Taubman is afraid to be measured on merit as evidenced by his aversion to new share issuances, unlike Class A Mall Peers, in our view

Source: Bloomberg data; Note: "Class A Mall Peers" defined as General Growth Partners, Inc., The Macerich Company, and Simon Property Group Inc.

Taubman Family Surreptitiously Acquired a 30% vote at Taubman Centers For a Mere $38,400

- In 1998, **without shareholder approval**, the Board authorized the creation of Series B Preferred Stock for partners of Taubman Realty Group[(1)]
  - "Killer B" Series B Preferred Stock entitles its holders to one vote per share on all matters submitted to the Company's shareholders and votes together with the common stock on all matters as a single class
  - The Taubman Family owned less than 1% of common shares outstanding at the time of the creation of Series B Preferred Stock
  - The Taubman Family paid $38,400 for their approximately 25 million shares of Series B Preferred Stock which currently nets them approximately 30% of a shareholder vote
- **Disclosure of the voting rights of Series B Preferred Stock was not made until nearly two months after the creation of these shares**[(2)]
  - Once disclosed, the voting rights of Series B Preferred Stock was buried in verbiage within the filing

Disclosure of Series B Preferred Stock[(2)]

Item 1. Changes in Control of Registrant

The information required by this item is given in response to Item 2.

Item 2. Acquisition or Disposition of Assets

Taubman Centers, Inc. (TCO) is the managing general partner of The Taubman Realty Group Limited Partnership (TRG). On September 30, 1998, TCO obtained a majority and controlling interest in TRG as a result of a transaction in which TRG exchanged interests in 10 shopping centers, together with $990 million of its debt, for all of the partnership units owned by General Motors Pension Trusts (GMPT), representing approximately 37% of TRG's equity (the GMPT Exchange). The approximately 50 million GMPT partnership units had a fair value of approximately $675 million based on the average share price of TCO common stock for the two week period prior to the closing of the transaction. As a result of the GMPT Exchange, TCO's ownership of TRG increased to 62.7%.

TRG no longer has a Partnership Committee overseeing its operations and the GMPT-affiliated members of TCO's Board of Directors resigned, resulting in TCO having a nine-member board with a majority of independent directors. Additionally, TCO became obligated to issue to the partners in TRG other than TCO (Minority Partners), upon subscription, one share of Series B Non-Participating Convertible Preferred Stock (Series B Preferred Stock) for each TRG unit held by the Minority Partners. Each of the Minority Partners is entitled to subscribe for one share of Series B Preferred Stock for each TRG unit of partnership interest that the Minority Partner holds. The subscription price is equal to the per share liquidation preference of 1/10th of one cent. TCO expects to have completed the initial issuance of Series B Preferred Stock to the Minority Partners before the end of 1998. If TRG issues additional units to one or more Minority Partners (including new partners in TRG), each new Unit will carry the right to subscribe for one share of series B Preferred Stock for 1/10th of one cent per share. TCO may not issue additional shares of Series B Preferred Stock except as described above, other than to reflect stock dividends, splits, or similar matters that would otherwise adversely affect the relative voting power of the Series B Preferred Stock. Each share of Series B Preferred Stock entitles the holder to one vote on all matters submitted to TCO's shareholders. The holders of Series B Preferred Stock, voting as a class, have the right to designate up to four nominees for election as directors of TCO. On all other matters, including the election of directors, the holders of Series B Preferred Stock will vote with the holders of common stock. The holders of Series B Preferred Stock are not entitled to dividends or earnings. Under certain circumstances, the Series B Preferred Stock is convertible into common stock (at a ratio of 14,000 shares of Series B Preferred Stock for one share of common stock), but TCO will redeem for cash any fractional shares of common stock resulting from a conversion.

(1) Source: Daniel Gross, "Mall Rats", Slate, February 25, 2003

(2) Source: Taubman Form 8-K filed October 15, 1998

We've Seen This Movie Before: Taubman Family's Attack of the "Killer B"

- The "Killer B" is the Taubman Family's M.O. to maintaining control and disenfranchising shareholders, in our view
  - The Taubman Family has used the "Killer B" share structure on multiple occasions
  - The family used its "Killer B" shares to defeat and mute Ron Barron of Barron Capital, which owned 55% of Sotheby's [(1)]
  - The Taubman Family used its "Killer B" shares to defeat the Simon Property Group's substantial premium offer in 2003 — one that garnered 85% approval from common shareholders

A Pattern of Disenfranchising Shareholders

Sotheby's

- The Taubman Family acquired "Killer B" shares in Sotheby's (BID) to gain 62% voting control despite owning only 22% of all shares [(2)]
- The Taubman Family's "Killer B" thwarted Ron Barron's attempts to unlock shareholder value despite Barron's 55% ownership of Class A shares
- The Taubman Family was paid off with a ~20% premium to relinquish its Sotheby's "Killer B" position [(2)]
- Daniel Loeb granted three board seats in 2014 and Bobby Taubman steps down from board in 2016 [(3)]
- Sotheby's took a bath selling Taubman Family art in 2015 [(4)]

Taubman

- In 1998, Taubman's independent directors authorized the Taubman Family to acquire a 30% vote in the Company for $38,400 without shareholder approval, in violation of the then Michigan Control Share Acquisition Act
- TCO's clubby board continues to allow the Taubman Family to hold its "Killer B" position despite TCO's ownership limits contained in its Charter
- We believe the Board lacks independence and has failed to fulfill its fiduciary duty to all shareholders given its comfort in allowing apparent violations of the Company's Charter to persist

(1) Source: Sotheby's Proxy Statement filed July 11, 2000
(2) Source: Sotheby's Press Release filed September 8, 2005
(3) Sources: Bloomberg data, Matt Levine, "Dan Loeb and Sotheby's Are Friends Now," Bloomberg View, May 5, 2014
(4) Source: Robin Pogrebin,"Sotheby's Announces $12 Million Loss Over Taubman Sale," January 22, 2016

Bobby Always Wins: "Killer B" Could Net an Extraordinary $500M for the Taubman Family While Shareholders Left Holding the Bag

"Killer B" could net Taubman Family a cool $500M on a $38,400 investment(1)



Meanwhile, TCO common shareholders are left holding the bag and have seen ~$2.5 billion of underperformance the last 5 years!



TCO Total Shareholder Return Underperformance
Vs. Mall Peers
vs. Proxy peers
vs. REITs
5-Year
3-Year
1-Year
0%
-10%
-20%
-30%
-40%
-50%
-60%
-57%
-41%
-28%
-29%
-12%
-18%
-4%
-5%
-13%
$2.5 billion ($30/share) of equity value left on the table!

The Taubman Family was paid a ~20% premium to relinquish its "Killer B" position at Sotheby's(2)

Source: Bloomberg data, businessinsider.com (image)
(1) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016
(2) Source: Sotheby's Press Release filed September 8, 2005

Bobby Gives Simon Heisman – Taubman Family Does Not Want to Sell


Bobby
Taubman

SIMON℠

85% of common shareholders tendered their shares for 2003 SPG offer to acquire TCO


Myron
Ullman

Taubman's shares have underperformed Simon's by 145% since the 2003 acquisition offer was rejected!

- Taubman Family declared TCO was not for sale
- Bobby Taubman Tried to "un-ring bell" on 13-D group filing
- Hired family advisor to advise company <u>without Board consultation</u>
- Likely <u>used political influence</u> to change Michigan law to thwart SPG
- Judge found <u>board likely breached fiduciary duty</u>
- Board changed advance notice requirement in Bylaws without shareholder approval
- Supported Taubman Family "just say no to Simon" strategy

It's no wonder Bobby wanted Ullman to rejoin the board last year after he supported rejecting Simon's 2003 Offer

Sources: Taubman Centers 2003 Press Release, January 21, 2003, Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Supp. 2d 919, 939 (E.D. Mich. 2003).

The Taubman Family is Entrenched

- Taubman Family has indicated to the investment community that the Company is unilaterally not for sale, a stark contrast to our view that a well managed company should be for sale every day at the right price

"The Taubman Family and other shareholders, with combined ownership and voting power representing over a third of the total voting power of the Company's capital stock, have **indicated that they have no interest in pursuing a sale transaction.**"

Taubman Centers 2003 Press Release, January 21, 2003 (emphasis added)

"TCO's corporate governance structure including its staggered Board, harsh anti-takeover weapons, and insider ownership (~30%) has recently come under fire by activist shareholder Land and Buildings. However, modifications seem unlikely as this would require the Taubman family to relinquish control of the company."

Green Street Advisors
April 18, 2017

It is time to hold Chairman and CEO Bobby Taubman accountable – it is time for change

Taubman's shares have underperformed Simon's by 145% since Bobby, Myron and the rest of the TCO board rejected the 2003 acquisition offer against shareholders' will

Source: Bloomberg data

Many of the Top REIT Investors Have Voted With Their Feet and Avoided Taubman Centers

- The Top 10 REIT active money managers own a mere 15% of Taubman shares, which is **half** of the level they own on average of the Company's Class A Mall Peers
- In fact, Taubman is not owned at all by four of the top 10 active REIT money managers and appears to be an underweight position by an additional two of the top 10 active REIT money managers

Taubman's Top 10 Shareholders[(1)]

		% TCO S/O
1.	Vanguard	14.9%
2.	BlackRock	9.3%
3.	**APG Asset Management**	**6.3%**
4.	Long Pond Capital	5.9%
5.	LaSalle Investment Management	5.7%
6.	State Street	4.4%
7.	Citigroup	3.4%
8.	Prudential Financial	2.9%
9.	Goldman Sachs	2.6%
10.	**Invesco**	**2.5%**

Top 10 REIT Active Money Managers[(2)]

		% TCO S/O
1.	**Cohen & Steers**	**0.0%**
2.	**FMR LLC**	**1.2%**
3.	Invesco	2.5%
4.	**Daiwa Securities Group**	**0.0%**
5.	APG Asset Management	6.3%
6.	T. Rowe Price	1.6%
7.	**CBRE Group**	**0.0%**
8.	**Brookfield Asset Management**	**0.0%**
9.	Shinko Asset Management	2.3%
10.	**JP Morgan Chase**	**0.6%**

Top REIT money managers appear to be avoiding Taubman shares given the "Bobby discount"

(1) Source: Bloomberg data (as of October 14, 2016 (few days prior to Land and Buildings' public involvement)
(2) Note: Top active money managers determined by Land and Buildings analysis of Citi Investment Research REIT ownership report published on September 16, 2016

Taubman's Discount to NAV Has Grown as Investors Avoid Abysmal Corporate Governance Under Bobby's Leadership



Taubman Discount to NAV
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-34.2%
Nov-11
May-12
Nov-12
May-13
Nov-13
May-14
Nov-14
May-15
Nov-15
May-16

New Board members necessary to help Board and management focus on plan to reverse persistent discount to NAV

Source: Green Street Advisors (November 1, 2011 through October 14, 2016 (few days prior to Land and Buildings' public involvement))

Court Highlights Taubman Family Control over Taubman Centers

- In a 2003 federal case captioned *Simon Property Group, Inc. v. Taubman Centers Inc*.[1], the Court highlighted items that illustrate the control the Taubman Family has over matters of the Company
- Taubman Family made Board decisions without consulting the full Board
  - The Taubman Family failed to act forthrightly with regard to non-Family board members
    - The Court noted that the Taubmans had hired Company advisors without consulting with the Board: "Robert Taubman claims that the decision to hire Goldman and Wachtell was decided after consulting with the Board. However, [now-former] Board member and Defendant Gilbert testified that when Robert Taubman called to advise him of the offer, Taubman told him that he had already hired Goldman and Wachtell." The Court also pointed to testimony from now-former member of the Board, Bloostein who testified that during the GM negotiations in 1998, he was not aware that Goldman was advising the Taubman Family.
- Taubman Family formed a group, then subsequently declared there is no voting agreement
  - As the Court noted, after having entered into certain voting agreements, giving rise to the Taubman Family forming a group possessing 33.6% of the voting power in Taubman Centers, and filing a Schedule 13D: "Mr. Taubman then declared that he and the parties no longer had any specific agreement to vote their shares in a particular way. The testimony of Mr. Taubman's reversal of the Voting Agreements and the fact that he and his family remain steadfast in their opposition to the Simon/Westfeld offer call into question the credibility of his assertions. As Plaintiffs contend, Mr. Taubman cannot 'unring the bell.'" Id. at 943.

(1) Source: Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Supp. 2d 919, 939 (E.D. Mich. 2003)

Taubman Lobbies Michigan Legislature to Change Law to Allow the Taubman Family to Block the Acquisition

- After a US District Court judge ruled that the Taubman's would not be allowed to vote their Series B Preferred Stock, the Taubman Family lobbied the Michigan legislature to retroactively codify acceptance of such a voting arrangement[1]

THE WALL STREET JOURNAL.

Taubmans Take Law Into Their Own Hands

Michigan State Senate to Hear Testimony On Bill to Shield Mall Giant From Takeover



Rep. Bill Huizenga (R)

Michigan Representative Bill Huizenga (R) sponsored legislation, which directly benefits the Taubman Family, which was passed in the Michigan House[1]

"They'll try to put a policy face on [this legislation]. They'll try it, but **this is nothing more than a Taubman bailout**."

Rep. Joe Rivet

Dean Starkman, "Taubmans Take Law Into Their Own Hands", The Wall Street Journal, June 17, 2003 (emphasis added)

(1) *Source: Brent Snavely, "Simon, Westfield drop takeover bid for Taubman Centers", Crain's, October 8, 2003*

Legislation Becomes Law and Simon Property Group Abandons Takeover Attempt

- In September 2003, the Michigan Senate passed the legislation which allowed the Taubman Family to vote their Series B Preferred Stock[1]

The New York Times

Michigan Senate Approves Change in Takeover Laws



"This is a great day for Michigan shareholders… and hundreds of thousands of employees in Michigan."

Rep. Bill Huizenga (Legislation's Sponsor)

Andrew Ross Sorkin, "Michigan Senate Approves Change in Takeover Laws", The New York Times, September 19, 2003

The New York Times pointed out that Taubman "only has a small number of employees in Michigan"[1]



Gov. Jennifer Granholm (D)

- Simon Property Group and Westfield abandoned their takeover bid in October 2003 after the Michigan Governor Jennifer Granholm (D) refused to veto the new legislation[2]

How does Taubman have so much political influence in Michigan?

(1) *Source: Andrew Ross Sorkin, "Michigan Senate Approves Change in Takeover Laws", The New York Times, September 19, 2003*
(2) *Source: Sherri Day and Andrew Ross Sorkin, "Simon Group Gives Up Hostile Bid for Taubman Centers", The New York Times, October 9, 2003*

“**[F]ew companies seeking State House help have the heft of the Taubman name in Michigan**. The Taubman Family has contributed more than $100,000 in political donations since 1998, most to Republican candidates or causes, according to Federal Election Commission records. Mr. Taubman also is a leading donor to the Detroit Institute for the Arts, the University of Michigan and other causes. **At the House hearing, Taubman representatives displayed a map of metropolitan Detroit with dots showing area institutions that received Taubman Centers philanthropy**.”

The Wall Street Journal

Dean Starkman, “Taubmans Take Law Into Their Own Hands”, The Wall Street Journal, June 17, 2003 (emphasis added)

Taubman Contributions to Michigan Politicians



The Holland Sentinel

U.S. Rep. Huizenga clearing up campaign discrepancies - from 2008

"Contributions from… Robert Taubman ($5,000)… were not noted or not noted in full."







TAUBMAN, WILLIAM S BLOOMFIELD HILLS, MI 48303	THE TAUBMAN COMPANY	6/25/12	$1,000	Dingell, John D (D)
TAUBMAN, WILLIAM S BLOOMFIELD HILLS, MI 48303	THE TAUBMAN COMPANY	2/18/04	$2,000	Dingell, John D (D)





TAUBMAN, WILLIAM S BLOOMFIELD HILLS, MI 48304	TAUBMAN DEVELOPMENT	5/11/10	$2,400	Huizenga, Bill (R)





CHAZEN, JEROME UPPER NYACK, NY 10960	CHAZEN CAPITAL PARTNERS LLC	7/30/02	$250	Levin, Carl (D)





TAUBMAN, ROBERT S BLOOMFIELD, MI 48304	TAUBMAN COMPANY	5/22/07	$2,300	Levin, Carl (D)
TAUBMAN, WILLIAM S BLOOMFIELD HILLS, MI 48304	THE TAUBMAN COMPANY	11/29/07	$2,300	Levin, Carl (D)





KARMANOS, PETER ORCHARD LAKE,MI 48324	CAROLINA HURRICANES	12/30/2015	$2,700	Huizenga, Bill
KARMANOS, PETER ORCHARD LAKE,MI 48324	CAROLINA HURRICANES	12/30/2015	$2,700	Huizenga, Bill

Source: OpenSecrets.org; Andrea Goodell, "U.S. Rep. Huizenga clearing up campaign discrepancies - from 2008", Holland Sentinel, March 29, 2015

"The legislation could hardly be more anti-shareholder. How do you price expropriation risk?"

Jim Corl, Cohen & Steers

Dean Starkman, "Taubmans Take Law Into Their Own Hands", The Wall Street Journal, June 17, 2003

LAND and BUILDINGS

3. Taubman Centers' Worst in Class Corporate Governance

Egregious Corporate Governance: Where Have the Independent Directors Been?



Graham T. Allison



Jerome A. Chazen



Craig M. Hatkoff



Peter Karmanos, Jr.



Ronald W. Tysoe


Up for election
in 2017

Myron E. Ullman, III



Cia Buckley Marakovits

- Why has the Board continued to have a classified board structure?
- Why does the Board continue to have questionable independence from the Taubman Family?
- Why does the Board continue to support onerous anti-takeover provisions?
- Why do the independent directors continue to have little "skin in the game"?
- Why has the Board allowed the Taubman Family to pledge their common and preferred shares as collateral?
- Why has the Board not meaningfully engaged with Land and Buildings?
- Why was there a 90-year old audit chair?
- Why did the Board seemingly violate its own Charter on multiple occasions?
- Why has the Board repeatedly ignored shareholder voices?

Where is the accountability?

Note: Certain independent directors may not have served on the Board during certain of these actions (or inactions); See slides that follow outlining Board tenure and abysmal corporate governance practices

Green Street Advisors Gives Taubman the Lowest Governance Rating Among All REITs

Green Street Governance Rating: Overall Score

Taubman	**14/100**
Mall REIT Average	53/100
REIT Average	57/100



The REIT industry is known for egregious corporate governance practices broadly, so for Taubman to be the industry leader in poor governance is truly a feat



"Companies with good governance should and do trade at valuation premiums relative to companies with poor governance."

Green Street Advisors

We believe poor corporate governance is a key factor in the Company's persistent underperformance under Bobby Taubman's leadership

Source: Green Street Advisors (governance score out of the 83 REITs covered)

Why Do the Independent Directors Appear to Tolerate Such Poor Corporate Governance Practices?

Each independent director has spent an entire career to build their existing reputation and have each served in important roles at iconic organizations



Graham T. Allison
Former Dean of the Kennedy School of Government at Harvard University



Jerome A. Chazen
Trustee of Columbia University



Craig M. Hatkoff
Co-Founder of the Tribeca Film Festival



Peter Karmanos, Jr.
Owner of the Carolina Hurricanes Hockey Club



Ronald W. Tysoe
Director of the Cincinnati Zoo



Myron E. Ullman, III
Former Chairman of the Board of the Federal Reserve Bank of Dallas



Cia Buckley Marakovits
CIO of Dune Real Estate Partners

We find it hard to believe that each independent director would be willing to potentially sully their existing reputation, and that of the fine organizations which they each associate with, by being a member of a board that is perceived to have such egregious corporate governance practices

"It takes 20 years to build a reputation and five minutes to ruin it. If you think about that, you'll do things differently."

Warren Buffet, Chairman of Berkshire Hathaway

Source: Taubman Form DEFC14A filed April 20, 2017

The Board Is Long-Tenured, Stale and Clubby, In Our View

- The average age of the Board is 70 years old
- Only two directors have a board tenure of less than a decade
  - The Board's second "newest" appointee, Myron Ullman III, is actually doing his second stint on the Board and was never elected by shareholders despite being appointed Lead Director
- The Board has so many interconnections that we have to question the Board's ability to provide effective oversight and hold management accountable

Director	Age	Tenure (years)
Robert S. Taubman	63	25
Jerome A. Chazen	90	25
Graham T. Allison, Jr.	77	21 (2nd term)
William S. Taubman	58	17
Peter Karmanos, Jr.	74	17
Craig M. Hatkoff	63	13
Ronald W. Tysoe	64	10
Myron E. Ullman III	70	1 (2nd term)
Cia Buckley Marakovits	52	0
Average (excluding Cia)	**70**	**16**


Graham T. Allison


Jerome A. Chazen


Craig M. Hatkoff


Peter Karmanos, Jr.


Up for election in 2017
Robert S. Taubman


William S. Taubman


Ronald W. Tysoe


Up for election in 2017
Myron E. Ullman, III


Cia Buckley Marakovits

Independent directors without prior ties to the Taubman Family are necessary to hold management accountable, in our view

Source: Company SEC filings, Bloomberg data

Why Did the Board Support Taubman Family's Pledging of Units?

- A total of 975,513 shares of common stock, 8,338,496 shares of "Killer B" Series B Preferred Stock and 8,338,496 units of TRG were previously pledged as collateral for several loans with various financial institutions[(1)]
  - In 2015, Taubman effectively reduced their potential economic ownership in the Company by more than one third by pledging both OP units and "Killer B" as collateral for loans
  - The Taubman Family reduced the amount of pledged shares, a cosmetic and reactive response, in our view, to the concerns raised by both Land and Buildings and Institutional Shareholder Services[(2)]

"Notwithstanding the material risk to shareholders presented by a pledge of this magnitude, **the company does not provide any rationale for the pledging activity, or any indication that it will be limited in duration**. The company discloses that it currently has a trading policy that prohibits pledging of company shares except in situations and on conditions preapproved by the company's general counsel. However, **the concern remains that an increase in pledging activity may pose a significant risk to shareholders**."

Institutional Shareholder Services

Proxy Research Report on Taubman, May 24, 2016 (emphasis added)

How can the independent directors oversee the pledging of these securities, and allow the Taubman Family to retain approximately 30% voting control?

(1) *Source: Taubman Form DEFC14A filed April 12, 2016*
(2) *Source: Taubman Form DEFC14A filed April 20, 2017*

Audit Committee Members Should Not Allow Taubman Shares to Be Pledged

"**WITHHOLD votes are warranted for audit committee members**… due to the board's failure to establish a policy to mitigate or prevent the risks caused by share pledging."

Institutional Shareholder Services

Proxy Research Report on Taubman, May 24, 2016 (emphasis added)

Audit Committee Members



Jerome A. Chazen

25 year board tenure



Ronald W. Tysoe

10 year board tenure



William U. Parfet

RESIGNED



Myron E. Ullman, III

Up for election in 2017(1)

(1) Note: Ullman appointed to the Board after the Taubman Family pledged approximately one-third of its partnership units ; although the number of pledged shares has since been reduced, share pledging should not be tolerated, in our view

Why Did the Board Ignore Majority-Supported Shareholder Proposals to De-Classify Two Years in a Row?

Taubman shareholders and a leading proxy advisory firm dismissed Taubman's Board's argument that a classified board structure is in the best interests of shareholders

"At the company's 2008 and 2007 annual meetings, **shareholder proposals to declassify the company's board received 54.18 percent support and 55.6 percent support [or 85% and 89%, respectively of common shareholders]**, respectively.

"Although this shareholder proposal received majority support (as defined by RMG) from the company's shareholders at the last two consecutive annual meetings, the **board has yet to implement the proposal in accordance with the desires of shareholders. RMG believes that effective corporate governance depends upon the board being accountable to shareholders**. Such failure or unwillingness to respond to the desires of shareholders warrants withholding votes from directors."

Institutional Shareholder Services

May 2009 (emphasis added)

How can the Board stand by its claim that a classified board structure is in the best interests of shareholders?

"After a thorough review of the potential benefits and costs associated with eliminating the classified board, **the Board has concluded that the classified board structure continues to be in the best interests of Taubman and its shareholders**."

Taubman Centers Proxy

May 2008 (emphasis added)

Source: Company SEC filings, Bloomberg data, Note: 2007 and 2008 shareholder votes reflect estimated vote totals of common shareholders that voted at such annual meetings

Can Myron Ullman Be Trusted to Act on Behalf of Shareholders Given Ties to the Taubman Family?

- **Alfred Taubman's board tenure and investment at Macy's coincided with Myron's ascent at Macy's and a merger that netted Myron millions**[1]
  - Ullman was CEO/Chairman of R.H. Macy Co. from 1992 to 1996 and held senior posts since 1988
  - Alfred Taubman, Bobby's father, was a director at R.H. Macy Co. from 1986 – 1994 and was a large shareholder, owning at least 4.1% in the early 1990s

The New York Times

Actors In The Macy Drama

By ALISON LEIGH COWAN
Published: January 6, 1994

- "Myron E. Ullman, 47, has held senior posts at R.H. Macy & Company since November 1988, where **he has struggled to live down doubts about his abilities** as a financier-turned-merchant. Now the chairman and chief executive, **Mr. Ullman has reacted coolly to Federated's keen interest in Macy; he wants credit for saving a beloved New York institution himself."**
- **"Macy management's best hope of staying independent rests with some of the preferred stockholders**…[t]hree have remained interested enough in the company to keep seats on on the board: Gary C. Wendt, president of G.E. Capital Corporation; Laurence A. Tisch, chairman of the Loew's Corporation and CBS, Inc.; and **A. Alfred Taubman, a Michigan-based real estate developer**, and chairman of Sotheby's, the New York auction house."

The New York Times

CREATING A RETAILING EMPIRE: THE DEAL; Macy Board Backs Federated Tie To End a Department Store Era

By STEPHANIE STROM
Published: July 15, 1994

- "Myron E. Ullman, the 47-year-old chairman and chief executive of Macy, will become one member of a triumvirate heading the new company, officially called the office of the chairman…**As part of the deal, Mr. Ullman will receive a lump sum of $6 million to $7 million…Mr. Ullman's current salary is $1.25 million a year**, plus bonus."

Given the apparent debt Ullman owes the Taubman Family, is he rewarding them with his loyalty? How can he be truly independent? Is his recently appointed role as Lead Director coincidental?

(1) Source: Stephanie Strom, "Creating a Retailing Empire: The Deal; Macy Board Backs Federated Tie To End a Department Store Era", The New York Times, July 15, 1994

Why Did the Board Allegedly Breach Fiduciary Duties by Appointing Myron Ullman After the Annual Meeting?

- Myron Ullman was first appointed to Taubman's Board in 2003 in alleged breach of fiduciary duties by the Board
  - Alfred Taubman resigned from the Board; shareholders were deprived a vote on Myron's appointment
  - Myron Ullman was appointed to the Board on April 24th, 2003, in the midst of its battle with Simon, with no shareholder vote and for a term that expired in 2005, thereby extending the seat previously held by Alfred Taubman into a six-year term

Simon Property Group and Westfield America Schedule 14A
April 30, 2003

ALLEGE THAT APPOINTMENT OF MYRON ULLMAN III TO TCO BOARD BREACHES FIDUCIARY DUTIES AND VIOLATES TCO BY-LAWS AND MICHIGAN LAW

SPG and Westfield also believe that the TCO Board has breached its fiduciary duties to TCO shareholders by invalidly appointing its own handpicked director, Myron Ullman III, in an attempt to deprive TCO shareholders of their right to fill the seat left vacant by A. Alfred Taubman. In addition, SPG and Westfield contend that the appointment of Mr. Ullman is invalid under TCO's charter, by-laws, and Michigan law, which require that the seat to which Mr. Ullman was appointed be filled through a shareholder vote.

The board seat, which should have been up for election at the Company's annual meeting in May 2002, was left vacant by the resignation of Alfred Taubman in December 2001. By appointing Mr. Ullman to the board without a shareholder vote, the Company is trying to ensure that the seat will not be up for election until 2005, thereby improperly extending the three-year term of the seat previously held by Alfred Taubman into a six-year term.

David Simon, CEO of SPG, and Peter Lowy, CEO of Westfield America, issued the following joint statement: "The TCO Board's recent actions are part of a continuing pattern of behavior designed to further entrench themselves at the expense of shareholders. As a result, we feel compelled once again to seek the intervention of the court in order to give shareholders the opportunity to accept our $20.00 per share all-cash offer."

  - Despite having never been elected by shareholders, Myron was appointed Lead Director in December 2016, after our involvement, where he has "served as the primary Board liaison for shareholder engagement"(1)
  - This seems at odds with Myron's apparent failure to engage proactively with Land and Buildings

Myron Ullman has never been voted on by shareholders, despite two stints on the Taubman Board!

Source: Company SEC filings
(1) Note: According to Taubman DEFC14A filed on April 20, 2017

Independent Directors Vote with Their Wallet – De-minimus Ownership of Taubman Centers

"Multiple board members, including insiders and independents, should hold sizable investments in the company."

Green Street Advisors

Independent Director Share Ownership

Director	% S/O Owned
Jerome Chazen	0.099%
Graham Allison, Jr.	0.006%
Peter Karmanos, Jr.	0.053%
Craig Hatkoff	0.009%
Ronald Tysoe	-
Myron Ullman III	0.004%
Cia Buckley Marakovits	-
Total	**0.172%**

Despite most independent directors being long-tenured, there is very little "skin in the game" on the part of the independent directors

Source: Green Street Advisors; Taubman Form DEFC14A filed April 20, 2017
Note: Reflects the number of shares owned directly or indirectly by each individual, excluding shares underlying RSUs, divided by shares outstanding

The Board Has a Reputation of Abysmal Corporate Governance Practices

"**Reputation matters.** This variable is subjective, but it is very important. Some boards have been stress tested on change-of-control questions, many have dealt with issues where shareholder and managerial interests diverge, and all have dealt with executive pay questions. Our annual review of executive pay can significantly influence this variable."

Green Street Advisors

Green Street Governance Score: Conduct

Taubman	**0/20**
Mall REIT Average	7/20
REIT Average	11/20

Is the Board at all concerned that its reputation is so poor within the investment community?

Source: Green Street Advisors

The "Killer B" Gives the Taubman Family Near Total Power to Block an Acquisition

"Companies where insiders control a large stake can, for all practical purposes, only be taken over if management agrees. And in many instances, management will never agree. Our scoring system penalizes companies where insider blocking power is present."

Green Street Advisors

Green Street Governance Score: Insider Blocking Power

Taubman	**0/8**
Mall REIT Average	6/8
REIT Average	7/8

"the Taubman Family may exercise significant influence with respect to the election of our Board of Directors, the outcome of any corporate transaction or other matter submitted to our shareowners for approval, including any merger, consolidation or sale of all or substantially all of our assets."

Taubman 2017 Proxy Statement

The Taubman Family gaining approximately 30% of the shareholder vote for $38,400 without shareholder approval warrants a zero from Green Street Advisors, in our view

Source: Green Street Advisors, Taubman Centers 2016 Form 10-K filed on February 23, 2017

Taubman Centers Onerous Anti-Takeover Provisions That Disenfranchise Shareholders

"It is fair to assume that boards that avail themselves of more potential anti-takeover devices are **more likely to use them in a manner adverse to the interests of outside shareholders**."

Green Street Advisors (emphasis added)

Green Street Governance Score: Anti-Takeover Provisions

Taubman	**5/30**
Mall REIT Average	14/30
REIT Average	17/30

Why have the independent directors not removed the Company's burdensome anti-takeover provisions?

Source: Green Street Advisors



"[W]e have a **terrific** board…."

Robert S. Taubman, Chairman & CEO of Taubman

Taubman Q3 2015 Earnings Call, October 27, 2015 (emphasis added)

Audit Committee Failed to Respond to Whistleblower Complaint

- On December 6, 2016 Land and Buildings utilized the Whistleblower policy to alert and urge Taubman's Audit Committee to retain its own advisors separate and apart from the Company's advisors and from the Taubman Family and/or their advisors to investigate the following four issues:
  - **Apparent Charter Violation**: Ensure the Board enforces the Charter's 8.23% Ownership Limit and reduces the voting control of the Taubman Family accordingly
  - **Maintain REIT Status**: Ensure that one of Taubman Centers most valuable assets, its REIT status, is fiercely defended by enforcing the 8.23% Ownership Limit in the Charter
  - **Potential Failure to Comply with the Exchange Act and the Hart-Scott-Rodino Act**: Ensure that the Taubman Family is making the appropriate filings and providing required disclosure under the Exchange Act and the Hart-Scott-Rodino Act
  - **Taubman Family Domination**: Ensure that the Taubman Family does not continue to dominate the Board to the detriment of common shareholders, as we believe to be the case

Taubman's Audit Committee did not enforce nor respond to our calls to enforce ownership limits, amongst other items

The independent directors need to be truly independent of the Taubman Family in order for the Board to have the credibility to end the persistent underperformance, in our view

The Board Has a Non-Independent Chairman Which Places Too Much Power In the Hands of Management

"The Company has neither appointed an independent chairman nor an independent lead or presiding director. We view an independent chairman as better able to oversee the executives of the Company and set a pro-shareholder agenda without management and, consequently, without conflicts that an executive insider or affiliated director might face. This, in turn, leads to a more proactive and effective board of directors in our view. **When the position of chairman of the board is held by either an insider or affiliate, we believe that it is the responsibility of the nominating and corporate governance committee to appoint an independent lead or presiding director to ensure proper oversight**."

Glass Lewis

Glass Lewis Proxy Paper on Taubman, May 18, 2016 (emphasis added)

Nominating and Corporate Governance Committee Members



Graham T. Allison

21 year board tenure



Craig M. Hatkoff

13 year board tenure


Former
Chairman

William U. Parfet

RESIGNED


Current
Chairman

Myron E. Ullman, III

Up for election in 2017

We Believe Reactively Appointed Chairman of Nominating and Corporate Governance Committee and Lead Director in December 2016

Source: Taubman Form DEFC14A filed on April 20, 2017, Taubman Form 8-K filed September 30, 2016, Taubman Form 8-K filed December 15, 2016

Board Likely Oversaw Years of Charter Violations From the Taubman Family's Ownership

- The Board has failed to exert proper oversight of the Taubman Family's ownership of the Company having overseen years of likely significant Charter violations, putting at risk TCO's REIT status, in our view
  - The Taubman Family's ownership likely violates the Charter's 8.23% Ownership Limit
    - The Taubman Family's ownership of approximately 25 million shares of Taubman Centers Series B Preferred Stock, which equates to ~30% of the voting stock of the Company, is likely in violation of Taubman Centers' Charter, which limits ownership to 8.23% of the Value of the Capital Stock of the Company.
    - Value is based on the market value of the securities that constitute the Capital Stock of the Company. The market value of the Series B Preferred Stock could be well in excess of the Ownership Limit
    - Breaching the ownership limit puts one Taubman Centers' most valuable assets, its REIT status, in jeopardy
  - The Taubman Family may have neglected to make appropriate filings and disclosures under the Exchange Act and the Hart-Scott-Rodino Act

The Board once again has failed to prioritize the interests of all shareholders over the Taubman Family, jeopardizing shareholder capital to preserve the Taubman's Family control of the Company

Source: Land and Buildings' analysis

For an example of Taubman's egregious corporate governance, one needs to look no further than the actions the Board took when Simon Property Group attempted to acquire the Company during 2002 through 2003

Simon Property Group Makes Offer to Acquire Taubman

THE WALL STREET JOURNAL.

Simon Property Group Offers To Purchase Taubman Centers

- In late 2002, Simon Property Group made an unsolicited offer to acquire Taubman at an 18% premium[(1)]
- Without engaging with Simon Property Group, the Board stated that "the Company has no interest whatsoever in pursuing a sale transaction...."[(2)]
- Simon Property Group, now joined by Westfield, subsequently made a tender offer which resulted in approximately 85% of shares being tendered[(3)]
- Despite 85% of common shareholders tendering their shares,[(3)] the Taubman Family effectively blocked the sale of the Company with their Series B Preferred Shares, which they received without shareholder approval
- Simon Property Group filed suit stating that TRG's votes were improperly obtained and should not be counted[(4)]

(1) Source: Dean Starkman, "Simon Property Group Offers To Purchase Taubman Centers", The Wall Street Journal, November 14, 2002
(2) Source: Simon Property Group press release issued November 13, 2002
(3) Source: Westfield press release issued February 17, 2013
(4) Source: Simon press release issued December 5, 2002

Large Investor Disposes Entire Stake In Reaction to Taubman Stonewalling Simon Property Group Tender Offer

- The largest institutional investor in REITs had been a long-time owner of Taubman shares[(1)]
- As of November 2002, the firm owned a 9.9% stake in Taubman common stock[(2)]
- After the legislation was introduced in the Michigan Legislature a portfolio manager testified before a House committee[(2)]
- After the legislation passed, the investor sold its entire stake in Taubman[(1)]

"Bobby basically didn't give us anything more than, 'It's not time to sell.' But we really didn't have any information that could lead us to a significantly higher share price."

Dean Starkman, "Taubman Rejects Sweetened Bid By Rivals Simon and Westfield", The Wall Street Journal, January 22, 2003



"[Bobby Taubman] said the 'emotion that some suggest exists' among investors is overstated and doesn't take into account the economic prospects of the company. 'You wouldn't be investing people's money long if you ended up being emotional,' [Bobby Taubman] said."

Dean Starkman, "Taubman Rejects Sweetened Bid By Rivals Simon and Westfield", The Wall Street Journal, January 22, 2003

(1) *Source: Bloomberg data*
(2) *Source: Dean Starkman, "Taubmans Take Law Into Their Own Hands", The Wall Street Journal, June 17, 2003*

Where Was the Board During This Fiasco?

"**<u>Effective corporate governance depends upon the board being accountable to shareholders</u>**. Although the tender offer received the clear mandate of a majority of company's shares, the board did not act on the offer in accordance with the desires of shareholders. Such failure or unwillingness to respond to the desires of shareholders warrants withholding votes from directors."

"**<u>We recommend withholding votes from all of the nominees</u>**… for failure to act on a tender offer that received a clear mandate of a majority of the company's outstanding shares."

Institutional Shareholder Services
December 2003 (emphasis added)

- In the end, the Board could have acted in the best interests of shareholders rather than act at the whim of the Taubman Family, but they failed to do so, in our view
- Six out of eight current directors were on the Board at the time of the Simon Property Group takeover attempt[1] and they have yet to be held accountable:



Graham T. Allison



Jerome A. Chazen



Peter Karmanos, Jr.


Up for election
in 2017

Robert S. Taubman



William S. Taubman


Up for election
in 2017

Myron E. Ullman, III

(1) *Source: Taubman Form DEFC14A filed November 19, 2003*

“The value of TCO stock could be permanently impaired in the eyes of the public if a fair offer was made and turned down.”

Jonathan Litt

Andrew Ross Sorkin, “Two Families, Two Empires and One Big Brawl at the Mall”, The New York Times, December 1, 2002

Resignation of William Parfet From the Board


RESIGNED

William U. Parfet

- On August 1, 2016, William Parfet was sued by a former employee for a number of complaints, including sexual harassment, and accused him of fathering two of her children[1]
- On August 31, 2016, Mr. Parfet resigned from the boards of Stryker[2] and Monsanto[3]
- It was not until September 27, 2016 that Mr. Parfet resigned from the Taubman Board[4]
  - **Why did it take nearly two months for Mr. Parfet to resign from the Taubman Board?**

Upjohn heir sued by former employee, claiming he fathered two of her children

Businessman William Parfet resigns from Stryker Corp. Board of Directors

ST. LOUIS POST-DISPATCH

Parfet resigns from Monsanto's board of directors

(1) *Source: John Tunison, "Upjohn heir sued by former employee, claiming he fathered two of her children", Mlive Media Group, August 6, 2016*
(2) *Source: Al Jones, "Businessman William Parfet resigns from Stryker Corp. Board of Directors", Mlive Media Group, September 2, 2016*
(3) *Source: Staff, "Parfet resigns from Monsanto's board of directors", St. Louis Post-Dispatch, August 31, 2016*
(4) *Source: Taubman Form 8-K filed September 30, 2016*

Mr. Parfet resigned from the boards of Monsanto and Stryker nearly a full month before he resigned from the Taubman Board

Did Mr. Parfet’s apparent **connections to the Taubman Family** embolden him to refrain from immediately resigning from the Taubman Board?

Taubman Changes Since L&B's Engagement Have Been Reactive and Fall Well Short of Real Change, In Our View

- The reactions by the Company since our initial engagement have been cosmetic in nature
- Myron Ullman, who has never been elected by shareholders for either of his two stints on the Board, was appointed to a newly created role of Lead Director, a role which appears to lack any meaningful powers
  - Former Taubman CFO Lisa Payne joined J. C. Penney board, the company Mr. Ullman was previously CEO
- 90 year old, 25-year tenured Mr. Chazen was reactively stripped of Chair title on Audit Committee
- Reduction of shares pledged by Taubman Family after concerns highlighted by L&B and ISS
- Cia Buckley Marakovits was added to the Board only after the Company likely violated its Charter by shrinking the size of its Board following a then Board member's resignation

Taubman Reverses Course on Shrinking Board Size, a Charter Violation, Following Land and Buildings' Public Letter

September 27, 2016 TCO 8-K Taubman

Item 8.01. OTHER EVENTS.

After the resignation, the Board of Directors reduced the size of the Board from nine to eight members to reflect Mr. Parfet's departure. The Board also appointed Myron E. Ullman, III as the Chair of the Nominating and Corporate Governance Committee.

October 24, 2016 L&B Letter LANDandBUILDINGS

On September 30, Taubman filed a Form 8-K announcing the resignation of then director William Parfet from the Board of Directors of TCO (the "Board"). In addition, the Form 8-K disclosed that the Board reduced its size from nine to eight directors. This reduction in the size of the Board is a violation of the Company's Charter. The Charter of TCO clearly states that as long as the Preferred Series B stockholders have the right to designate nominees to the Board, the Board size shall be fixed at nine. The Company's public disclosure makes it clear that the Preferred Series B holders continue to have the right to designate up to four nominees to the Board and therefore the board size must remain at nine.

October 25, 2016 TCO 8-K Taubman

Item 8.01. OTHER EVENTS.

As previously disclosed, following the September 2016 resignation of an incumbent director, the Board of Directors of Taubman Centers, Inc. (the "Company") currently consists of eight directors. The Company expects to replace that director, as it has done in the past, and the Board and its Nominating and Corporate Governance Committee have been in the process of conducting a search for a new director, in accordance with the Company's previously stated goal of seeking to ensure the Board includes members with diverse backgrounds, qualifications, skills and experience, including appropriate expertise relevant to the Company's business. The Company previously outlined in the Company's 2016 proxy statement examples of the kinds of qualities and experiences desired for the Board, and shareholders will have the opportunity to elect three directors to the Board at the 2017 Annual Meeting.

When the pressure is off, what will keep the Board from returning to its past practice of complacent oversight and abysmal governance?

The only change that is not cosmetic is the $6.5 million in shareholder capital Taubman burned since the fourth quarter of 2016 to defend themselves from their own shareholders

Corporate Governance: Investment Community Has Expressed Concerns

"The governance structure puts control of a potential sale of the company in the hands of the Taubman family, which has shown no interest in selling, making NAV a theoretical exercise."

Deutsche Bank
October 19, 2016

"TCO's corporate governance structure including its staggered Board, harsh anti-takeover weapons, and insider ownership (~30%) has recently come under fire by activist shareholder Land and Buildings. However, modifications seem unlikely as this would require the Taubman family to relinquish control of the company."

Green Street Advisors
April 18, 2017

"**The reasons for TCO's stock underperformance and deep discount to NAV are the consequences of widely documented and debated decisions and include the following**: 1. **corporate governance** shortcomings, including past demonstration of the company's takeover proof corporate governance provisions (successfully rebuffed SPG in 2002), including a staggered board and the Taubman family's series B preferred shares that give the family 30% voting rights (family received Series B shares in exchange for the interests in previously owned assets contributed as part of the company's 1992 IPO); 2 **capital misallocation / development mis-steps** (i.e.. Oyster Bay, Chesterfield, The Pier Shops, Regency Square, and Miami Worldcenter); **further Asia investments** (>$400M already invested) with what we seem insufficient risk-adjusted yields in the 7-8%-ish range); **ramping leverage ahead** (debt to EBITDA 7.4x at 2Q16, rising to 8x by YE18, before reversing to 7x by YE19) as TCO funds its re/development pipeline; and less efficiency (lower EBITDA margins and higher g&a as % of revenue).

Mizuho
October 25, 2016

LAND and BUILDINGS

4. Taubman's Chronic Operating Underperformance Squandering Shareholder Assets

Horrible Operating Performance: Where Have the Independent Directors Been?



Graham T. Allison



Jerome A. Chazen



Craig M. Hatkoff



Peter Karmanos, Jr.



Ronald W. Tysoe



Myron E. Ullman, III



Cia Buckley Marakovits

- Why has the Board allowed Taubman's clear operational underperformance and inferior margins to persist?
- Has the Board pressed management to ensure there are no missed revenue opportunities?
- Why has the Board allowed a singular focus on high-end retailers and high structural vacancy despite clear evidence that times are changing?
- Why has the Board not pressed to reduce bloated expenses?
- Why has the Board overseen general and administrative costs materially higher than peers?
- Why has the Board allowed management to regularly disappoint the investment community?

Where is the accountability?

Note: Certain independent directors may not have served on the Board during certain of these actions (or inactions); See slides that follow outlining Board tenure and abysmal corporate governance practices

Bobby Prioritizing Grand Developments Over Low Hanging Fruit Has Likely Cost Investors Billions

- The Board is taking on **exorbitant risk** and **astronomical costs on new development** while **leaving money on the table** across Taubman's domestic portfolio
- Low hanging fruit:
  1. Short-term Leasing
  2. Food Halls and Fast-casual Tenants
  3. Advertising and Sponsorships
  4. Re-bidding Service Contracts
  5. Kiosks



~$1 billion in losses
~$1.7 billion value creation opportunity missed
PRESTIGE OUTLETS
BEVERLY CENTER
SAN JUAN
HAWAII
Bobby Taubman
Taubman's Peers
FOOD HALLS
RE-BIDDING SERVICE CONTRACTS
SHORT-TERM LEASING
KIOSKS
ADS

Sources: Company and Class A Mall Peer filings, Land and Buildings' analysis; Note: Approximately $1 billion of losses based on Land and Buildings' estimates for four projects over the past 5 years and approximately $1.7 billion of value creation opportunity missed, in our view, based on applying the rate Land and Buildings applied in its valuation analysis to the amount of incremental income that the Company would generate if it were to generate EBITDA margins consistent with Class A Mall Peers over the past five years.

Bobby Leaving $20 per share on the Table Due to Massive Operational Underperformance

Missed Revenue Opportunities + **Bloated Expenses** = **Horrible Operating Results**

Missed Revenue Opportunities

- *Out of touch focus on high-end retailers*
- *High structural vacancy*
- *Limited food halls and fast casual concepts*
- *Over-reliance on sit-down dining*
- *Large common area open space generating no revenue*
- *Aversion to short-term leasing*
- *Lack of kiosks*
- *Sparse advertising*

Bloated Expenses

- *Lavish marketing and other owner expenses relative to potential sales benefit*
- *Service contracts (e.g. trash, security, etc.) should be re-bid more often*
- *Lease and reciprocal easement agreements (REAs) with anchor tenants likely have room for optimization*
- *Excessive overhead*

Horrible Operating Results

- ***Taubman's EBITDA margins underperformed Class A Mall Peers by 770 bps*** *on average over the past five years*
- ***$65 million of incremental earnings (~20%) and net asset value increase of $1.7 billion ($20 per share)*** *achievable if Taubman closes EBITDA margin gap to Class A Mall Peers, in our view*

Operational upside of $20 per share readily achievable based on our on the ground due diligence, in our view

Source: Land and Buildings' analysis, Company and Class A Mall Peer filings (See Appendix)

Woodfield Mall: Get Rid of Taubman Mall Management and NOI Rose 8%

- **Background:** Taubman developed and managed Woodfield Mall in Schaumburg, IL for over 40 years
  - New management took over the asset in 2013
- **NOI rose approximately $4 million[1], or 8%, increasing asset value by $100 million** driven by expense controls and incremental revenues
  - ✓Installed kiosks in vacant open spaces
  - ✓Increased short term tenant leasing on vacant space
  - ✓Increased food options
  - ✓Added sponsorship advertising
  - ✓Operated at higher occupancy
  - ✓Reduced energy costs
  - ✓Reduced cleaning costs
  - ✓Reduced trash removal costs
- We believe Taubman Centers shareholders could enjoy nearly $0.75 more in earnings per share, approximately 20% higher, under better management [1]


Woodfield
(2)


WOODFIELD MALL
A SIMON MALL
INSTANT PRIZES.
(2)

Woodfield Mall highlights Taubman's inferior operations and opportunity to increase NOI and margins through better management

(1) Note: Excluding changes in real estate taxes following change of management; Source: Land and Buildings' analysis and Forsite LLC

(2) Source: TripAdvisor
Note: See following slides for detailed examples

Bobby is Out of Touch with Mall Trends – Missing the Shift from Apparel to Food and Dining, In Our View

- The optimal retail mix is evolving: Sandeep Mathrani (Class A Mall Peer GGP) recently said that clothing stores, which used to be 70 % of the average shopping center, are now closer to 50%, while food is now roughly 15%, up from around 6%(1)
- New Jersey case study – The Mall at Short Hills (TCO) vs. Garden State Plaza (Westfield)
  - Garden State Plaza has ***three times as many food options***, *more than double the ratio to gross leasable area*(2)
  - **Garden State Plaza has 50** F&B tenants; The **Mall at Short Hills has only 16**

Food & Beverage Tenants

Garden State Plaza (Westfield)			Mall at Short Hills (TCO)
1 16 Handles	17 Fresh U Grill + Juice Ba		1 **Au Bon Pain**
2 Aroma Espresso Bar	18 **Godiva Chocolatier**		2 **California Pizza Kitchen**
3 **Au Bon Pain**	19 Grand Lux Café		3 Forty Carrots
4 Baked by Melissa	20 Green Leaf's		4 **Godiva Chocolatier**
5 Baskin Robbins	21 Jamba Juice		5 Joe's American Bar & Grill
6 Bell The Ice Cream Truck	22 Johnny Rockets	38 S… …pan Sushi Bar	6 **Legal Sea Foods**
7 Bourbon Street Grille	23 KFC Express	39 Shake Shack	7 **NM Café**
8 Cafrea	…Kung Fu Tea	41 **Starbucks (2)**	8 **Nordstrom E-bar**
9 **California Pi… K…**	**…Sea Foods**	42 Street Corner News	9 **Nordstrom Marketplace Café**
10 Ch…	…Pops	43 **Teavana**	10 Papa Razzi
	…ld's	44 The Capital Grille	11 Qdoba Mexican Grill
	…waiian Grill	45 Tutti Frutti	12 **Starbucks**
	…n Marcus - The Rotunda	46 Villa Fresh Italian Kitchen	13 Sugarfina
	…uhaus Belgizn Chocolate	49 Wetzel's Pretzels (3)	14 **Teavana**
	…ordstrom E-Bar	50 Zinburger Wine and Burger Bar	15 The Cheesecake Factory
	32 **Nordstrom Bazille Restaurant**	(***Blue*** *- Mutual Tenants)*	16 *Woops! Bake Shop (Event)*
17 F…			

"Food is the new fashion"
-Kenneth Bernstein, CEO of Acadia Realty Trust [1]

"There's an evolution, which will continue"
-Sandeep Mathrani, CEO of GGP[1]



WTF
where's the food

(3)

(1) Source: Lily Katz, "This Whole Malls Are Dying Thing…", Bloomberg, April 10, 2017
(2) Source: Taubman company website, Westfield company website
(3) Source: (image) www.aliexpress.com

Where Are the Kiosks?
Bobby Leaving Money on the Table

☒Taubman

No kiosks!

Lost revenue opportunity!



Short Hills Mall (Taubman)

Just empty space!



Mall at Millenia (Taubman)
Source: Google



Beverly Center (Taubman)

✓Competitors



Kiosks!

No money left on the table!


pressed juicery



Sources: Land and Buildings' and Forsite LLC's analyses and observations, Westfield company website, ICSC: Specialty Retail Report 2011

Where is the Short-Term Leasing?
Bobby Leaving Money on the Table

☒Taubman


INTERNATIONAL MARKET PLACE
International Market Place (Taubman)


CULTURED.
TIMELESS.
ICONIC.
SHORT HILLS
Short Hills Mall (Taubman)

Lost revenue opportunity!


Cherry Creek Mall (Taubman)

Too many vacancies in the best malls!

Pretty pictures don't pay rent!

✓Competitors


Mercedes-Benz

No money left on the table!

Temporary tenant!




echo
amazon
kindle
JUST ASK

Pop-up store!

Sources: Sources: Land and Buildings' and Forsite LLC's analyses and observations, all Street Journal, BMW company website, Malls.com

Where is the Advertising?
Bobby Leaving Money on the Table

☒Taubman



International Market Place (Taubman)

Unused prime advertising space!



Mall at Short Hills (Taubman)

Unsponsored


Directorio
RULES OF CONDUCT
THE MALL of SAN JUAN

Mall at San Juan (Taubman)

Rules of conduct don't make $$$

✓Competitors

Lots of movie ads!


THE FOSTERS
family

Sponsored charging stations!


metroPCS
RECHARGE LOUNGE

$ $ $


Sunday River
DSW

Sources: Land and Buildings' and Forsite LLC's analyses and observations

Taubman's Inferior Margin Profile Demonstrates Near Disregard For Keeping Costs Under Control

- We believe Board and management are out of excuses for failing to address Taubman's inferior margin profile, given that Class A Mall Peers have instituted successful plans to improve EBITDA margins

Taubman's lagging EBITDA margin indicates that both the Company's corporate and property level costs are bloated and that potential revenue is being left on the table, in our view

EBITDA Margin

	2012	2013	2014	2015	2016	5 Year Average
TCO	**57.0%**	**58.1%**	**57.3%**	**59.2%**	**59.6%**	**58.2%**
Class A Mall Peer Avg.	64.9%	65.2%	65.9%	67.2%	66.5%	66.0%
TCO Poor EBITDA Margins	**-7.8%**	**-7.1%**	**-8.6%**	**-8.0%**	**-6.9%**	**-7.7%**

It is time for shareholders to have a voice and to hold Bobby accountable for the Company's worst in class margins

Sources: Company and Class A Mall Peers publicly available information, including earnings releases and earnings supplementals filed on Form 8-K for each of the figures referenced during the respective year referenced; Land and Buildings' analysis (See Appendix for additional EBITDA calculations)

"…we think our margins are generally in line with mall REIT sector…we feel like our margins are in line at the moment."

Simon J. Leopold, CFO of Taubman

November 2, 2016

Taubman's G&A Costs Are Bloated Due to Excessive Spending on a Risky Development Platform

- We believe Bobby needs to significantly reign in his excessive spending and that a new culture of cost discipline must be instilled

Taubman is an industry leader in bloated G&A expense!

G&A as a % of Revenue

	2012	2013	2014	2015	2016	5 Year Average
TCO	**4.8%**	**5.6%**	**5.9%**	**6.4%**	**5.9%**	**6.1%**
Class A Mall Peer Avg.	1.4%	1.6%	1.6%	1.6%	1.6%	1.5%
TCO Bloated G&A	**-3.3%**	**-4.1%**	**-4.3%**	**-4.8%**	**-4.3%**	**-4.6%**

Maintaining a corporate jet isn't cheap….



…Neither is a NYC office with Central Park views! (despite owning zero assets in New York)


712
FIFTH AVENUE



Shareholders have paid dearly for Bobby's comfort and personal ambitions

Note: The Taubman Company leases space on the 38th floor of 712 Fifth Avenue and the photos are representative of available space in the building
Sources: Company and Class A Mall Peers publicly available information, including earnings releases and earnings supplementals filed on Form 8-K for each of the figures referenced during the respective year referenced; Land and Buildings' analysis, (See Appendix for additional details regarding G&A calculations), Paramount Group, Inc. company website

Taubman Centers Subsidizes Bobby Taubman's Personal Use of Corporate Jet

- Bobby apparently reimburses Taubman Centers only for incidentals when traveling for personal reasons on the Company's private jet, saddling the Company with exorbitant cost
  - Disclosures are so poor around the aircraft that it is nearly impossible to determine exactly how much shareholders are paying for Bobby's personal use of the aircraft

> " The Company leases a corporate plane for business use and was reimbursed by the Taubman family (including Messrs. Robert Taubman and William Taubman) for personal use of the corporate plane. Such persons are required to reimburse the Company for the cost of such use, which includes the following expenses related to each flight leg: total pilot and crew expenses (lodging, meals and transportation), fuel costs and landing fees. During 2011, the Company signed a lease for a new plane, which was effective June 2011 and terminates in June 2018. "

  - Why is Bobby seemingly afraid to disclose how much he personally reimburses Taubman Centers for use of a corporate asset?
  - Why doesn't Bobby reimburse Taubman Centers for the cost of the corporate jet?
  - Why is there a lack of disclosure regarding the cost of the corporate jet to shareholders?



- Compare that practice with David Simon who owns his own private aircraft, bills the company a discounted rate for corporate use and discloses the cost

> ". These agreements have been reviewed and approved by the Audit Committee. In 2016, we reimbursed David Simon $1,977,420 for the Company-related business use of his personal aircraft. Our reimbursement for use of David Simon's personal aircraft is based upon a below-market hourly cost of operating the aircraft and the verified number of hours used for Company business, plus reimbursement for certain out-of-pocket expenses. These reimbursements were reviewed and approved by the Audit Committee. "

Source: Taubman Form DEFC14A filed on April 20, 2017, Simon Form DEFC14A filed March 31, 2017

Fourth Quarter 2016 and First Quarter 2017 Earnings: More Disappointments

- Taubman's fourth quarter 2016 earnings report and conference call with the investment community was a stark reminder of why shares of Taubman are severely undervalued:
  - Initial 2017 FFO guidance was 4% below consensus, the third straight year of disappointing guidance
  - Management backed off its prior guidance of net operating contribution from recent developments for 2017, suggesting to us a shortfall relative to prior expectations
  - $3 million of value destroyed in the fourth quarter of 2016 to counter dissident shareholders
- Taubman's first quarter 2017 earnings was yet another disappointment:
  - The Company effectively lowered full year 2017 FFO and NOI guidance as guidance now includes $5-$6 million of higher lease cancellation income
  - Results provide effectively no way to determine if the Company is reaching its stated development returns given lack of disclosure
  - $3.5 million of value destroyed in the first quarter of 2017 to counter dissident shareholders

TCO Consistently Misses Earnings Estimates

	2015	2016	2017
TCO Initial FFO Outlook	**$3.23**	**$3.55**	**$3.75**
Wall Street Consensus	$3.51	$3.64	$3.91
TCO Underperformance	**-8%**	**-3%**	**-4%**

Consistent earnings disappointments are now a hallmark of Taubman Centers

Source: Company SEC filings, Bloomberg data

Note: "TCO Initial FFO Outlook" is per share and represents the midpoint of the Company's initial guidance range; "Wall Street Consensus" is Bloomberg consensus the day TCO reported initial FFO guidance for the forward year

Wall Street Analysts Continue to Vent Their Frustration

- The poor fourth quarter 2016 results and 2017 outlook surprised and frustrated sell-side analysts

"It's tough to see the shares regaining traction on the report given the headline miss…"

UBS
February 9, 2017

""Guidance misses... again. For the third straight year, management's guidance fell short of consensus by more than 3% at the midpoint…"

KeyBanc
February 9, 2017

"Disappointing '17 guidance as FFO comes in 4% below expectations... There are a myriad of issues (that we can explain) and others that are difficult to know at this time..."

Evercore ISI
February 9, 2017

"4Q16 Results Disappoint…Same-property NOI growth was slightly negative in the fourth quarter – failing materially short of the implied 2.5% growth the company projected…"

Green Street Advisors
February 9, 2017

Taubman's pattern of failure and disappointment is unacceptable – where is the accountability?

Investment Community Outcry Over Poor Operations

"Taubman indeed operates at much lower margins than its peers and there is likely some room for improvement."

Green Street Advisors
October 19, 2016

"On the overhead front, Taubman's G&A is the highest when measured as a percentage of asset value compared to its A-Class A Mall Peers – mostly due to the outsized G&A burden by way of predevelopment expenses and the support of the Asia platform. "

Green Street Advisors
October 19, 2016

"**Taubman's external growth profile has remained robust while trading at a sizable discount to gross asset value – a misguided endeavor**. Even worse, the projects Taubman developed in the past few years have been mostly disappointing. Several projects, even in the U.S., have fallen short of the company's initial expectations. **The company would have been better served to focus on internal operations** and fortify its existing U.S. malls via redevelopment."

Green Street Advisors (emphasis added)
October 19, 2016

"There will be some questions on the call in regards to what management has in store to cut expenses to expand margins."

Evercore ISI
February 9, 2017

LAND and BUILDINGS

5. Taubman's History of Abysmal Capital Allocation

Abysmal Capital Allocation: Where Have the Independent Directors Been the Past Five Years?


Graham T. Allison


Jerome A. Chazen


Craig M. Hatkoff


Peter Karmanos, Jr.


Ronald W. Tysoe


Myron E. Ullman, III


Cia Buckley Marakovits

- Why is the Board resting on 20 year old development hits?
- Why is the Board seemingly out of touch with retailer and customer needs in new developments?
- Why did the Board think Puerto Rico needed an ultra luxury mall?
- Why did the Board think Hawaii development would pencil despite de minimus frontage?
- Why did the Board allow Bobby Taubman to have a grudge match in head to head competition with Simon in St. Louis?
- Why did the Board not consider other options for Beverly Center earlier rather than sinking $500 million now?
- Why did the Board allow Bobby Taubman to spend over $700 million on an experiment in Asia?
- Why does the Board continue to allow Bobby Taubman to spend on developments when leading independent research firms have highlighted value destruction?

Where is the accountability?

Note: Certain independent directors may not have served on the Board during certain of these actions (or inactions); See slides that follow outlining Board tenure and abysmal corporate governance practices

We Have Been Highlighting Taubman's Capital Allocation Issues for Over 20 Years

November 1992
Taubman IPO

March 1994
"For the near term, **Taubman is handicapped by structural issues**."
Jonathan Litt, Salomon Brothers, March 31, 1994

March 1995
"We are downgrading the shares of Taubman Centers, Inc. to Hold from Buy based upon… a recent announcement… that the company is planning to develop a superregional value retail mall in Tempe, Arizona. **We believe this represents a change in strategy which throws into question management's decision making process** especially given the public market's tenuous perception of the company…. We are concerned about management's decisions to embark on a number of these new projects when the company has yet to demonstrate that it can successfully address existing challenges."
Jonathan Litt, Salomon Brothers, March 21, 1995

November 2000
"Overall, we were disappointed to hear that Taubman is having problems with two of its development projects. A **high degree of development risk** versus its peers was one of the drivers behind our Neutral rating. Unfortunately, **it appears as though our concerns came to fruition** this quarter."
Jonathan Litt, Salomon Smith Barney, Nov. 10, 2000

February 2001
"[W]e believe that **Taubman bit off more than it could chew trying to juggle four major mall developments in the same year**. Initial yield expectations for the projects scheduled to open in 2001 have fallen by roughly 100 basis points…."
Jonathan Litt, Salomon Smith Barney, February 15, 2001

February 2002
"On today's conference call, management provided a disappointing update on its four new developments…. **Once again TCO lowered their yield forecast for the development pipeline**."
Jonathan Litt, Salomon Smith Barney, February 13, 2002

November 2002
"[S]everal of Taubman's recently completed developments have produced disappointing returns. **These assets could continue to impair results going forward**."
Jonathan Litt, Salomon Smith Barney, November 5, 2002

November 2003
"**Investors should… be worried about the planed Oyster Bay, Long Island development**…. The bulk of the company's $33 million in predevelopment costs has been spent of this property."
Jonathan Litt, Citigroup, November 3, 2003

February 2007
"Taubman continues to clip a $10-$11 million (10-13c) per share predevelopment expense each year for projects the company is pursuing in the US and Asia. **Taubman's development pipeline continues to grow; however, costs and yield expectations for a few of the new projects are not yet known**."
Jonathan Litt, Citigroup, February 7, 2007

Land and Buildings founded in 2008; discussions with Taubman management have continued in private

Note: Emphasis added to all quotes

Management's Ill-fated Developments The Past Five Years Likely to Cost Shareholders $1 Billion

- **Horrible 5-year capital allocation record** is littered with **value-destroying developments totaling an estimated $1 billion** that illustrate a **lack of proper Board oversight**
  - ☒ Persistent construction cost overruns
  - ☒ Delayed openings on over half new developments
  - ☒ High end focus appears out of touch with changing retail landscape
  - ☒ Likely to significantly miss forecasted stabilized returns
  - ☒ Substantial impairments likely needed

✘ Taubman Value Destruction ✘


TaubmanPrestigeOutlets

THE MALL of SAN JUAN

INTERNATIONAL MARKET PLACE


BEVERLY CENTER

	Estimated Loss	% Loss
Taubman Prestige Outlets	($70M)	54%
The Mall of San Juan	($260M)	50%
International Market Place	($160M)	34%
Beverly Center	($500M)	100%

Total: ~$1 billion of losses

L&B estimates TCO destroyed ~**$1 billion** of value over the last 5 years in just 4 projects

Sources: Land and Buildings' analysis, Company SEC filings; Note: Estimated loss represents Land and Buildings' estimates of the difference between the Company's share of the disclosed cost for each project and estimated market value of each asset based on estimated yields and cap rates. Percent loss represents Land and Buildings' estimates of the percentage difference between the Company's share of development cost and estimated market value. Developments include redevelopment of existing assets as well as new ground-up developments.

St. Louis Prestige Outlets (2013)

There Bobby Goes Again

$70M Loss

Development Misadventure #1

What Bobby Says…	But in Reality…
"Retailer interest is extremely high. There's wide recognition that the market is superb and that our site is vastly superior." *Q3 2012 Earnings Call, October 25, 2012*	Taubman's project cost 80% more per square foot than its competitor's development, leased up poorly and is generating little to no income as its competitor earns a robust return *Simon SEC filings, Company SEC filings*

"…the Prestige Outlet in St. Louis (10% of pipeline) is a **black eye** on the domestic pipeline track record…In an industry where projects have lately opened almost full or full, the outcome for Taubman is disappointing."

Green Street Advisors
June 2. 2013 (emphasis added)

St. Louis Prestige Outlets – Why Did the Board Allow Bobby to Go Head to Head With Competitor?

Taubman St. Louis Development
($130M cost; $70M loss)



Competitor St. Louis Development
($83M cost; $80M+ gain)



St. Louis Prestige Outlets cost an astronomical $430psf, and is generating a "modest" yield according to management's most recent commentary

Bobby Taubman's apparent ego battle with competitor in St. Louis likely cost shareholders $70 million

A competitor's project ("Premium Outlets") at the same time cost $238psf, with the owner indicating a return in excess of 10%

The Board bet big on management's claim that they could win – **but was the outcome ever in doubt?**

Sources: Land and Buildings' analysis, Simon SEC filings, Company SEC filings

The Mall at San Juan (2015)

There Bobby Goes Again

$260M Loss

Development Misadventure #2

What Bobby Says…	But in Reality…
"We continue to expect 8% to 8.5% unlevered returns…" *Q2 2012 Earnings Call, July 27, 2012*	Massive vacancies, barren inventory in stores open and lack of traffic suggest breakeven at best *Land and Buildings' and Forsite LLC's analyses and observations*
"Leasing is going extremely well on that project…" *Q4 2012 Earnings Call, February 14, 2013*	Recent walk through suggests occupancy sub-60% and falling; merchants have little inventory suggesting they are giving up on locations *Land and Buildings' and Forsite LLC's analyses and observations*
"[It] will be a social and shopping destination like no other on the island." *Q4 2014 Earnings Call, February 13, 2015*	We observed few shoppers at night and mid-day while competitive malls were teeming with shoppers *Land and Buildings' and Forsite LLC's analyses and observations*

"TCO's Puerto Rico development **(Mall of San Juan) has been a sore spot for TCO investors**, given twice-reduced expected project returns…we are incrementally concerned on the project's outlook nearer-term…cost overruns as the REIT works to open the mall on schedule as well as continued leasing challenges…could further eat into returns, which could be a headwind for shares."

Morgan Stanley

February 2, 2015 (emphasis added)

The Mall at San Juan: What Was Bobby Thinking?

- **Background:** The Mall of San Juan is a 627,000 square foot ultra luxury mall located in central San Juan, Puerto Rico, which ultimately cost nearly $900/sf ($550 million or 35% above initial estimates of $405M) and suffered many delays, opening in early 2015
  - Per capita income in Puerto Rico is half that in the U.S., yet Taubman did what they always do, build an ultra luxury mall

- **What's Wrong with the Mall of San Juan?**
  1. Estimated yield is 3% vs. initial guidance of 8 – 8.5%
  2. Stores that are open have very little inventory (retailers showing low confidence), in our view
  3. Limited fast casual food options in the mall
  4. Few consumers
  5. Few kiosks
  6. Occupancy of 60% at best, likely set for more tenant departures

No "unmet need" apparent for luxury mall product


unoccupied
unoccupied


Traffic…unimpressive


Stores have sparse inventory

The Mall at San Juan (Taubman)

Source: Company SEC filings

Mall of San Juan: What Was the Board Thinking? Wrong Product, Wrong Market = Competitors Eating Their Lunch

- **The Competitors Are Vastly Outperforming Taubman**
  - **Plaza Carolina:** low to middle-market focus on local customer base
    - Excellent traffic on a Wednesday morning in March, particularly at banks, mall promotions and food and beverage locations
    - Stores fully merchandised and occupancy estimated at 95%
  - **Plaza Del Americana:** middle-market and more upscale store mix
    - Strong traffic, despite weak economy, likely indicative of better match to customer base
    - Stores fully merchandised and significant presence of kiosks as well as advertising


Plaza Carolina traffic strong
MCS

Plaza Carolina


Food court busy on Wed morning

Plaza Carolina


Full parking lot

Plaza Carolina

The Board has failed to properly oversee Bobby Taubman and the rest of the management team to ensure that investment blunders such as The Mall of San Juan do not occur

Sources: Land and Buildings' and Forsite LLC's analyses and observations

International Market Place (2016)

There Bobby Goes Again

$160M Loss

Development Misadventure #3

What Bobby Says…	But in Reality…
"…we sit on the 50-yard line of one of the best high streets in the world" *Q1 2016 Earnings Call, May 3, 2017*	The location of the only two IMP storefronts actually on Kalakaua Avenue; most stores are in the end zone and parking lot *Land and Buildings' and Forsite LLC's analyses and observations*
"…we estimate total project cost to be about $400M, with an expected return of 8% - 8.5%" *Q2 2013 Earnings Call, July 26, 2013*	Taubman has spent roughly $500M on the project to date or ~$1500 per square foot; *Company SEC filings*
"…[rent on] the street has consistently been over $400/sf. Many individual stores are at $500 to $600/sf" *Q4 2014 Earnings Call, February 13, 2015*	Few if any stores are paying over $400/sf; the average in-place net rent at the superior mall across the street is in the low $100's/sf *Land and Buildings' and Forsite LLC's analyses and observations*

International Market Place (Honolulu, HI): Wrong Location, Wrong Product

- **Background:** International Market Place (“IMP”) is a 344,000 square foot mall in Waikiki, Hawaii
  - The re-development is subject to a ground lease and ultimately **cost an astonishing ~$500M (nearly $1,500/sf, 25% over budget) and opened behind schedule**
  - Bobby constantly cited Kalakaua Avenue as one of the most productive retail streets in America, but Taubman’s asset has severely limited access to this street and, in our view, is poorly situated on the outskirts of the prime retail area

Did the Board do proper due diligence or take Bobby at his word? Was there effective oversight?

Competitor: Royal Hawaiian Center


One of 17 Storefronts Facing Kalakua Ave.at Royal Hawaiian Center

International Market Place


The Only Storefronts Facing Kalakua Ave.at International Market Place
INTERNATIONAL MARKET PLACE

Sources: Land and Buildings’ and Forsite LLC’s analyses and observations, Company SEC filings

International Market Place (Honolulu, HI): Wrong Location, Wrong Product

- **We believe Bobby Taubman either misunderstood the merits of this location or deliberately misled investors**
- Taubman's CFO stated the projected yield went from 8.5%[(1)] to *"a bit of an unknown path"*[(2)]
- Bobby claims the disappointing yield is *"driven solely on the basis of the increased cost,"* but we believe **he is also out of touch, citing inappropriate comps of street rents** "consistently…over $400" with many "at $500 to $600 a square foot"[(3)]
  - Rents are not consistently over $400 per square foot on the street, they are closer to the mid $200's per square foot[(4)]
  - Non-street net rents at competing malls are well below $60-70/sf[(4)]
  - At $1,500/sf to build, and average net rents likely well below $60/sf, we believe stabilized yields will be minimal[(5)]
- IMP ***appeared less than 60% occupied*** during our recent tour, and the upper levels had ***virtually no traffic*** both at night and during the day[(4)]



Saks Fifth Ave, Completely Empty at 11:56am, 6 Months After Opening (4)



STORE CLOSING

(4)

(1) Source: Taubman Form 8-K, October 30, 2014
(2) Source: Q3 2016 Earnings Call, November 2, 2016 (emphasis added).
(3) Source: Q2 2013 Earnings Call, July 26, 2013 (emphasis added)
(4) Source: Land and Buildings' and Forsite LLC's analyses and observations
(5) Sources: Land and Buildings' and Forsite LLC's analyses and observations, Company SEC filings

International Market Place (Honolulu, HI)
Location, Location, Location



Kalakaua Avenue is the 5th most productive retail street in the U.S. after only 5th Ave, Michigan Ave, Rodeo Drive and Union Square(1)
International Market Place (TCO; ~344k sf)
Opened in 2016 but is not even 75% (3) occupied
RHC has 17 Stores with ~850 Feet of Frontage on Kalakaua Ave(2)
Only 2 of IMP's Stores Have Frontage on Kalakaua Ave!
ABC STORES The Store Aloha
Saks Fifth Avenue
AVIS
BANANA REPUBLIC
GameStop
BCBGMAX
INTERMIX
MICHAEL
SWAROVSKI
STUART WEITZMAN
BURBERRY
VILEBREQUIN
ROLEX
TESLA
Kalakaua Ave
Kalakaua Ave
Lewers
Royal Ha
Seasi
Dukes Ln
TIFFANY&Co.
Cartier
Ferragamo
TOURNEAU
OMEGA
FOREVER 21
HERMÈS PARIS
HARRY WINSTON
kate spade NEW YORK
FENDI
JIMMY CHOO
The Cheesecake Factory
P.F. CHANG'S
Parking Garage
Royal Hawaiian Center (Private; ~322ksf)
Waikiki Beach

(1) Company SEC filings
(2) Estimate based on measurements from Google Maps.
(3) Per the Q4 2016 earnings call transcript, "…we anticipate we'll be 75% to 80% occupied by the end of June"

International Market Place – 50 Yard Line or Parking Lot?


Waikiki Beach Street Retail Rents
Taubman International Market Place
Street rents are "consistently…over $400" with many "at $500 to $600 a square foot"
WRONG
"Our site is on the 50-yard line of Waikiki's primary retail shopping area"
WRONG
Bobby Taubman
<$60 PSF
$60 - 80 PSF
$100 - $300 PSF
50 YRD LINE
KALAKAUA AVE
Royal Hawaiian Center
Lauula St
Kalakaua Ave
Waikiki Beach

Note: Street retail rents are estimates based on Land and Buildings' and Forsite LLC's analyses and observations

Beverly Center (Ongoing)

There Bobby Goes Again

$500M Loss

Development Misadventure #4

What Bobby Says…	But in Reality…
"Over the next two-and-a-half years, [Beverly Center] will go through a comprehensive $500 million re-imagination." Q1 2016 Earnings Call, May 3, 2016	Taubman's lack of attention to the asset led to deferred maintenance and competitors gaining market share and eating Taubman's lunch *Land and Buildings' and Forsite LLC's analyses and observations*

Beverly Center (Los Angeles, CA) – A $500 Million Disaster

- On March 8, 2016, Taubman announced that a $500 million investment in Beverly Center in Los Angeles was necessary with little to no return expected
- The investment community howled in protest given significant unanswered questions

> "Yet Another Low Development Yield at Beverly Center"
>
> UBS
> March 8, 2016

> "Yield and IRR Forecasts Paint A Foggy Picture"
>
> UBS
> March 8, 2016

> "Based on conversations with investors, we think the market believes that TCO is spending $500M, or 100% of the total expected investment in Beverly Center, to merely preserve 2015 NOI when the project stabilizes in 2020."
>
> KeyBanc
> March 11, 2016

> "What's most puzzling is why the company did not address the capex/redevelopment needs of the asset earlier knowing that Century City went through a prior redevelopment in 2007 that led to a gradual market share loss for Beverly Center…."
>
> Evercore ISI
> March 10, 2016

- In the subsequent seven trading days following the announcement, Taubman's stock declined by 6% and underperformed the REIT index by approximately 800 bps
  - Investors, in our view, clearly voted on their disappointment with management

Source: Company SEC filings, Q4 2014 Earnings Call, February 13, 2015, Bloomberg share price data

Why did Bobby Seemingly Let A Competitor Dominate the Los Angeles Market? And Where was the Board Oversight?

- Westfield's successful ongoing Century City redevelopment is in *stark contrast* to Beverly Center
  - **We believe management unwittingly allowed competitors to dominate this property's market area while TCO focused on other ill-fated ventures**
  - Century City redevelopment could *produce $1 billion in value for Westfield at 7.5 – 8.0% yield*
    - Beverly Center redevelopment could ***destroy up to $500 million for Taubman with a ~0% all-in yield***


ASIA
SAN JUAN
HAWAII
Bobby Taubman
Competitors
$

✓ **Westfield Century City**


EATALY
macy's



Bobby lost track of one TCO's most valuable assets, in our view, while he pursued personal ambitions in Hawaii, Puerto Rico and Asia, costing shareholders dearly

Sources: Land and Buildings' and Forsite LLC's analyses and observations (value creation/destruction calculated based on expected yields and estimated market cap rates), Westfield filings, Company SEC filings, Images; Roger Vincent, "Nordstrom and Eataly are helping Century City's mall go glam", Los Angeles Times, August 21, 2015

Beverly Center: $500 Million "Reimagination" of a Mall or an Ego-Gratifying Art Exhibition?

- Bobby's pursuit of airplanes, art and swanky offices has come at the expense of common shareholders, in our view

Los Angeles Times APRIL 20, 2017, 9:55 AM

Beverly Center as art gallery? How some big-name artists are behind those construction barricades

- Taubman announced temporary artwork throughout the project site during redevelopment



MICHAEL KORS

Ironic Choice?
"Untitled (Can Money Buy You Love?)"



BEVERLY
CENTER
CAN MONEY
BUY YOU LOVE?
macy's

An exorbitant $500 million redevelopment – we view this as another example of Bobby putting his personal interests ahead of shareholders

Sources: Kari Hamanaka, "Beverly Center Installs New Art as Construction Continues", WWD, April 21, 2017, Company SEC filings

"The stock trades at a discounted valuation relative to NAV and Class A mall peers largely **due to stumbles on the development front** and **the company's foray into Asia/China**."

UBS
September 28, 2016 (emphasis added)

"TCO is building malls in China and South Korea…. **Expected yields are skinny given the risks**. The projects and future growth in the region haven't been well received by investors – with the potential for additional investment or projects abroad causing further concern."

Green Street Advisors
September 7, 2016 (emphasis added)

The Company's Venture Into Asia Has Failed to Serve as Anything but a Distraction to Management, In Our View

- Taubman opened its Asia office in 2005 with high hopes,[1] however, 12 years later, the Company's experiment in Asia has been underwhelming
  - The ~$700 million Taubman has invested in China and South Korea developments[2] are only expected to reach a ~7% yield in roughly 4 years from opening, with significant uncertainty given variable rents and new supply[3]
    - Returns would be even lower after considering the significant overhead costs for the Asia platform, which we estimate at more than $100 million over 11 years[4]
  - Despite the significant uncertainty surrounding the China developments, the Company has doubled down increasing its investment, eerily similar to its additional investment in The Pier Shops in Atlantic City which was subsequently foreclosed
    - In July 2016, Taubman increased its investment by $60 million in CityOn.Zhengzhou in China increasing its stake to 49%[3]
      - Troublingly, this was announced in conjunction with a delay in the opening by approximately 6 months[3]
    - In April 2016, Taubman increased its investment by $75 million in CityOn.Xi'an in China to 50% at the same time of the project opening despite a lack of clarity around sales and net operating income[3]
  - Taubman's Asian developments are largely outside of the Company's core competency of luxury malls given a more middle-market focus, in our view

> "Risk to our [rating and price target] for TCO include… TCO [continuing] its investment in Asia at subpar returns and limiting investor appetite for the stock relative to pure-play Mall REITs…."
>
> Credit Suisse, July 29, 2016

> "There are some lingering questions if Asia is diverting the Company's focus."
>
> Morgan Stanley, August 11, 2016

Investors buy TCO stock to own the best US mall portfolio, not to own risky Asia assets

(1) Source: Taubman press release issued April 11, 2005
(2) Note: Based on Taubman's share of total expected investment
(3) Source: Company SEC filings
(4) Land and Buildings' analysis

Bobby Taubman's Response to Concerns On Expanding Into Asia

Ross Nussbaum, UBS: "The broader related question, I guess, with Asia development, particularly your comments around potentially starting something else in Korea late next year. Your stock is, obviously, trading well below where most of us have your NAV in the $100 ballpark. And I think **it's pretty well-known that there's been some grave market concerns over the expansion strategy into Asia**. I guess my question is knowing those two realities, why not wait a little longer to prove to the world that the Asia projects are stabilizing, they're producing the yields you thought before putting more capital into Asia?"



Robert S. Taubman, Chairman & CEO: "Well, **we've always believed that the best capital that we can spend is in new development**. And clearly, we're selling at a significant NAV discount. Certainly, the street believes that. We, as management, also believe that. We, as shareholders, the largest shareholders, believe that…. Yes, you're right. **We would know more in 2 years, in 3 years, but the markets don't sit like that**. When you make good decisions and people can see them, over time, they want to be part of that. And with the number of inquiries that we have as a result of what we're doing over there is very, very high. So we believe that the right time to consider our next project is in the second half '17. That's what we're focused on. It is likely going to be in Korea. **We'll know a lot more a year from now when we actually have to put our shovel in the ground**. And assuming all systems continue to look go, especially with that year under our belt, we'll feel very comfortable about moving forward with the next project."

Taubman Q1 2016 Earnings Call, May 3, 2016 (emphasis added)

Taubman Has Recorded More Than $300 Million in Impairment Charges for Five Poorly Executed Investments

<u>Since 2008, Taubman has recorded more than $300 million in impairment charges</u>

- *"[W]e recognized impairment charges of **$117.9 million** and **$8.3 million** related to our **Oyster Bay** and **Sarasota projects**, respectively…."*
- *"[W]e recognized impairment charges of **$107.7 million** and **$59.0 million** related to **The Pier Shops** and **Regency Square**, respectively."*
- *"In 2015, we made a decision not to move forward with an enclosed regional mall that was intended to be part of the **Miami Worldcenter**…. As a result of this decision, an impairment charge of **$11.8 million** was recognized in the fourth quarter of 2015…."*

Why has the Board failed to hold management accountable for its repeated mistakes under Bobby Taubman's leadership?

Source: Company SEC filings (emphasis added)

Past Management Development Debacles: The Pier Shops

- The Pier Shops is a luxury shopping mall located in Atlantic City, New Jersey across the Boardwalk from Caesars
- In 2005, the Company agreed to purchase a 30% interest in the development, which was spearheaded by Gordon Group Holdings LLC
- The Pier Shops opened for business in 2006 with original NOI projections being ratcheted back significantly
- **Despite the lowered expectations, in 2007, Taubman increased its ownership stake to a 77.5% controlling interest, increasing its total investment to $133 million**



"When this asset stabilizes, we will have created significant NAV…. We'd be very surprised as we look back several years from now if this asset isn't one of our very strongest centers."

Robert S. Taubman, Chairman & CEO of Taubman
Taubman Q1 2007 Earnings Call, April 2007



"The property is clearly on track for being in the top third of our portfolio in sales per square foot for 2007."

Robert S. Taubman, Chairman & CEO of Taubman
Taubman Q2 2007 Earnings Call, July 2007

- Taubman took a $108 million impairment in 2009 and discontinued financial support of The Pier Shops
- In 2011, the asset was foreclosed on and was later sold for pennies on the dollar by creditors

Source: Company SEC filings

By increasing the Company's ownership stake in its joint ventures in Asia, is management repeating the same mistakes they've made in the past?

Assets Sold to Starwood Highlight Further Development Missteps

- In 2014, Taubman sold seven malls that it had developed for $1.4 billion to Starwood
- Taubman shareholders earned a disappointing 10% appreciation above the total undepreciated cost basis despite significant cap rate compression that had occurred between the time of development and sale

"Additionally, at $1.405 bn the 7 malls are being valued only ~10% above the undepreciated cost basis of $1.27 bn, **highlighting past development missteps in how little value has been created in these assets collectively over time** (notably, all 7 were either developed or redeveloped between 1999 and 2007). Some have been winners, some not. That is why development is risky."

Michael Bilerman, Citi
June 18, 2014 (emphasis added)

As will be demonstrated in the following slide, a 10% return is a colossal failure on the part of management

Source: Company SEC filings

Development Returns on Malls Sold to Starwood – Not Something to Be "Proud" Of, In Our View

- **We believe the Starwood sale portfolio clearly illustrates Taubman's mixed track record of development value creation**
- A mere 10% gross return on costs for these developments (during a spectacular 10-year period for mall NOI growth), cap rate compression and asset appreciation is startling
- Land and Buildings estimates these mall developments should have returned ~75% given the industry NOI growth and cap rate compression that occurred during this time
  - NOI growth alone should have grown asset values 45%(3)
  - Cap rate compression alone should have grown asset values 20%(2)
  - The cumulative effect of NOI growth and cap rate compression should have grown assets nearly 75%

$ in thousands

	Undepreciated Cost Basis(1)	Historical Market Cap Rates(2)	Initial NOI Est. Given Historical Cap Rates	Potential NOI Given Historical Class A Market NOI Growth(3)	Actual Sale Cap Rate(4)	Est. Potential Market Value
Starwood Sale Portfolio	$1,268,598	7.9%	$100,000	$145,000	6.6%	$2,200,000
Potential Value Creation				***45%***	***20%***	***74%***



"[W]e're very proud of the returns that we've achieved on the… assets that we are selling to Starwood."

Robert S. Taubman, Chairman & CEO of Taubman
M&A Call, June 18, 2014 (emphasis added)

(1) *Source: Taubman Form 10-K filed February 26, 2014*
(2) *Note: Estimated market cap rates of class A malls at time of development, weighted by cost basis based on Green Street Advisors*
(3) *Source: Estimated NOI growth of class A malls over time period using actual same store NOI growth of GGP, MAC, SPG and TCO, weighted by cost basis based on Citi*
(4) *Source: Company SEC filings*

The Starwood example highlights that there needs to be more scrutiny about the capital allocation decisions of management by the independent directors of Taubman

Capital Allocation: Investment Community Has Expressed Concerns

"We suspect that concerns around the Company's **development pipeline may linger until visibility around initial and stabilized returns becomes more clear**; this is unlikely in the near term, in our view. **Interestingly, the Company's core portfolio (more than 95% of TCO's gross asset value) received only a few minutes of airtime during the nine-hour presentation**."

KeyBanc Capital Markets
June 23, 2013

"And while TCO management often touts the value created in its developments over the past decade (albeit with an assist from cap rate compression), **the report card for the current crop of developments (many of which are new ventures for the REIT, including outlets & Asia) likely won't be available for another decade or so**. As such, we believe management will need to step up on the transparency front for its China endeavors (e.g., sales, leasing, occupancy, rent, NOI, renewals, % rents & competition, to name a few), lest the **China overhang weigh on the stock for many years/decade(s)**."

Evercore Partners
June 24, 2013

"I think it's pretty well known that there's been some **grave market concerns over the expansion strategy into Asia**."

UBS Securities
Taubman Earnings Call , May 3, 2016

"Our current rating on TCO is a Hold given the **poor capital allocation decisions of the company and uncertainties facing some of their recent development**, particularly China and the progress in Puerto Rico."

Evercore ISI
March 10, 2016

"We'd love to see TCO exit Asia..and refocus that planned capital spend on its existing portfolio."

Sandler O'Neill
January 30, 2014

LAND and BUILDINGS

6. Land and Buildings' Director Nominees and the Incumbent Directors We Are Opposing

Land and Buildings' Highly-Qualified Director Nominees



Charles Elson

- *Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware*
- *Current Director of HealthSouth Corporation, a healthcare services provider and Bob Evans Farms Inc., a restaurant and food products company*
- *Former Director at AutoZone Inc., a specialty retailer of automotive replacement parts*



Jonathan Litt

- *Founder and Chief Investment Officer of Land and Buildings*
- *Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast*
- *Former Managing Director and Senior Global Real Estate Analyst at Citigroup*

It is time for the shareholders' voices to be heard by electing two new independent directors to the Board and sending a clear message that the status quo is no longer tolerable

Our Nominees: The Right Mix of Governance Expertise and Sector Experience


Shareholder Value Creation
Shareholder Value Destruction

Our Highly-Qualified Director Nominees

- ✓ *Mr. Elson would immediately leverage his strong corporate governance expertise and experience to push for shareholder-friendly governance changes at Taubman, including establishing best in class corporate governance structure and practices, among other initiatives.*

- ✓ *Mr, Litt would immediately leverage his decades of successful experience in the REIT and mall sectors to help drive positive operational and capital allocation improvements at Taubman.*
- ✓ *Mr. Litt would immediately push for a strong focus on identifying opportunities and developing strategies to maximize long-term shareholder value at the Company.*

Incumbent Directors Weighing Down Taubman

- ☒ *Bobby Taubman has repeatedly focused on the Taubman Family's interests, not all common shareholders of the Company*
- ☒ *Bobby Taubman has presided over inferior financial and operational performance relative to industry peers while appearing to focus on ego-gratifying ambitions.*

- ☒ *Myron Ullman's repeated support of preserving the status quo at Taubman and long history with the Taubman Family calls into question his independence*
- ☒ *Myron Ullman, who is on his second director stint and was appointed Lead Director without ever having been elected by shareholders, has overseen worst-in-class governance during his Board committee tenure.*

Charles Elson: Proven Leader in Corporate Governance



- Expert in the fields of corporations, securities regulation and corporate governance
  - Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware
  - Written extensively on the subject of boards of director and is a frequent contributor on corporate governance issues to various scholarly and popular publications
- Significant public company board experience
  - Director at HealthSouth Corporation, a healthcare services provider (2004 – present)
  - Director at Bob Evans Farms Inc., a restaurant and food products company (2014 – present)
  - Former Director at AutoZone Inc., a specialty retailer of automotive parts (2000 – 2008)
- Active in promoting best in class corporate governance practices
  - Served on the National Association of Corporate Directors' Commissions on Director Compensation, Director Professionalism, CEO Succession, Audit Committees, Strategic Planning, Director Evaluation, Risk Governance, Effective Lead Director, and Board Diversity
  - Served on the National Association of Corporate Directors' Advisory Council
  - Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance

"Taubman Centers has amongst the worst corporate governance practices across all public companies and that disregard for public shareholders has led to significant total shareholder return underperformance. Working collaboratively with my fellow board members, I look forward to helping Taubman Centers drastically enhance board oversight – an area I have dedicated my career to – and drive improved operations and capital allocation to close the substantial gap to fair value."

Charles Elson, Director Nominee

Charles Elson Case Study: AutoZone

- Mr. Elson served as an independent director on the AutoZone Board from August 2000 through December 2008
- During his Board tenure, the company created corporate governance guidelines including term limits that were considered leading edge in governance community, in our view
- Mr. Elson led independent Nominating and Governance Committee
- Effective management monitoring was established by recruiting independent directors with significant expertise
- AutoZone's stock rose by 485% during Mr. Elson's tenure as Director


600%
500%
400%
300%
200%
100%
0%
-100%
Aug-00
Aug-02
Aug-04
Aug-06
Aug-08
AutoZone

Mr. Elson demonstrated that, as a director, he can effectuate change that maximizes value for all shareholders

Sources: Bloomberg share price data. AutoZone filings
Note: AutoZone total shareholder returns are August 6, 2000 – December 17, 2008

Charles Elson Case Study: HealthSouth

- Mr. Elson has served as an independent director on the HealthSouth Board since September 2004
- Mr. Elson helped turn around governance of company that was previously plagued by accounting fraud charges in 2003
- Mr. Elson was instrumental in establishing corporate governance guidelines that became model for other companies and highly investor friendly, including proxy contest reimbursement, executive pay clawback policy, and separation of Chairman and CEO roles
- Mr. Elson helped recruit new independent board members with significant expertise in areas related to effective management oversight
- HealthSouth sold sold non-core surgery center and diagnostic divisions
- The company established a regular dividend policy
- HealthSouth has achieved Top decile QualityScore governance score by Institutional Shareholder Services
- Stock has risen by 72% since Mr. Elson was appointed to the Board



100%
60%
20%
-20%
-60%
-100%
Sep-04
Sep-07
Sep-10
Sep-13
Sep-16
HEALTHSOUTH

Mr. Elson demonstrated that, as a director, he can effectuate change that maximizes value for all shareholders

Sources: Bloomberg share price data, ISS QualityScore, HealthSouth filings
Note: HLS total shareholder returns are September 8, 2004 – April 27, 2017

Charles Elson Case Study: Bob Evans

- Mr. Elson has served as an independent director on the Bob Evans Board since August 2015
- Mr. Elson was instrumental in establishing revised governance standards as Chairman of Nominating and Corporate Governance Committee that were well received by investment community
- The company replaced long-time CEO with industry veteran
- The company sold its restaurant division and acquired a packaged foods business that was well-received by investors
  - Bob Evans' stock rose 20% on the day after announcement
- The company has achieved a top decile QualityScore governance score by Institutional Shareholder Services
- Stock has risen by 52% since Mr. Elson was appointed to the board


60%
40%
20%
0%
-20%
-40%
Aug-15
Dec-15
Apr-16
Aug-16
Dec-16
Bob Evans

Mr. Elson demonstrated that, as a director, he can effectuate change that maximizes value for all shareholders

Sources: Bloomberg share price data, ISS QualityScore, Bob Evans filings
Note: BOBE total shareholder returns are August 18, 2015 – April 27, 2017

Jonathan Litt



LANDandBUILDINGS

citi

MACK-CALI®
Realty Corporation

- Founder and Chief Investment Officer of Land and Buildings
  - Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble
  - Exclusively invests in real estate public equities, with a significant focus on activism at substantially undervalued real estate companies
- Former Managing Director and Senior Global Real Estate Analyst at Citigroup
  - Former top-ranked sell-side REIT analyst with over 22 years of experience
  - Responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries
  - Recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for eight years and top five ranking throughout the period
- Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast
- 25 years experience analyzing, researching, writing about and investing in Taubman Centers, regional malls and REITs

"When we initially brought our ideas to Bobby Taubman and the Board, we genuinely hoped to avoid a public campaign and work constructively. Unfortunately, this was not a path they were willing to take, and now that we find ourselves in a contested situation, we're actually pleased to have this opportunity to put a spotlight on the Company. Taubman's track record of inferior operations, capital allocation, and total shareholder returns is unacceptable. We have uncovered serious concerns about Taubman's boardroom culture and we believe the Board is in need of a wakeup call, which we believe can benefit all shareholders."

Jonathan Litt, Director Nominee

Jonathan Litt Case Study: Associated Estates

- Mr. Litt followed Associated Estates Realty Corporation ("Associated Estates"), an apartment REIT, since before its IPO in 1993 and identified significant undervaluation relative to real estate value that had persisted throughout the company's history
  - Associated Estates' operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view
- Mr. Litt and the Land and Buildings team believed the board was not exerting effective oversight and was entrenched, over-tenured, under-qualified, and lacked true independence



70%
50%
30%
10%
-10%
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Associated Estates

- Consequently, Land and Buildings stated its intention to nominate a full slate of new director candidates
  - Associated Estates, in an apparent effort to fend off Land and Buildings, added two new highly qualified directors to the board and embarked on a "business review"
- Ultimately, on April 22, 2015, Associated Estates announced the sale of the company for $28.75, representing a 17% premium to the prior day's closing price and a 65% premium to the price prior to Land and Buildings' public involvement on June 2, 2014
  - $28.75 was less than 1% below Land and Buildings' initial NAV estimate of $29 for the company published in November 2014

Mr. Litt demonstrated that, as a shareholder, he can effectuate change that maximizes value for all shareholders

Sources: Land and Buildings, Bloomberg share price data, Associated Estates' filings
Note: AEC total shareholder returns are April 28, 2014 – April 22, 2015

Jonathan Litt Case Study: Mack-Cali

- Mr. Litt followed Mack Cali Realty Corp ("Mack-Cali"), an office and apartment REIT, since before its IPO in 1994 and identified significant undervaluation relative to real estate value that had persisted throughout the company's history
  - Mack-Cali's operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view
- In April 2014, following the private nomination of four new directors to the Board and a constructive dialogue with the Company, Mr. Litt joined the Board of Directors and the CFO and general counsel resigned



60%
40%
20%
0%
-20%
-40%
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
MACK-CALI®
Realty Corporation

- In November 2014, following a 17-year career at Mack-Cali, CEO Mitchell Hersh announced his resignation with no immediate replacement named
- In June 2015, the exiting CEO was replaced by two new executives, including new President/CEO Mike DeMarco, a former nominee for Land and Buildings at Associated Estates
- Subsequent to Mike DeMarco taking office, Mack-Cali's core FFO per share has grown 25%
- Jonathan Litt resigned from the Mack-Cali Board in August 2016

Mr. Litt demonstrated that, as a director, he can effectuate change that maximizes value for all shareholders

Sources: Bloomberg share price data, Mack-Cali filings
Note: Mack-Cali core FFO growth as estimated by Land Buildings is 2017 FFO guidance divided by 2014 actual FFO, CLI total shareholder returns are March 3, 2014 – August 22, 2016

Jonathan Litt Case Study: MGM Resorts International

- Mr. Litt ran a public campaign in the Spring of 2015 outlining a strategic plan at MGM Resorts International (NYSE: MGM) to unlock long-term shareholder value with key elements including:
  - Unlocking real estate value by pursuing a REIT structure for its immense real estate portfolio that was not being properly valued by the investment community
  - Enhance operating performance by closing the wide margin gap to its peers
  - Improve capital allocation with asset sales and return of capital to shareholders and balance sheet deleveraging



60%
40%
20%
0%
-20%
-40%
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
MGM RESORTS
INTERNATIONAL

- In August 2015, MGM announced a margin enhancement plan that would generate $300 million of incremental EBITDA, which was subsequently increased to $400 million, or an approximately 20% increase to annual EBITTDA
- In April 2016, MGM completed an IPO of a majority of the Company's U.S. real estate, with the stock, MGM Growth Properties (NYSE: MGP), trading more than 30% above its IPO price as of April 24, 2017
- In February 2017, MGM announced a return of capital program with the initiation of a quarterly dividend
- Subsequent to Land and Buildings' public involvement, MGM has returned 44%

Mr. Litt demonstrated that he has credible, value-enhancing strategies to maximizing long-term shareholder value in real estate companies

Sources: Bloomberg share price data, MGM filings
Note: MGM total shareholder returns are March 6, 2015 – April 27, 2017

Directors We Are Opposing – Bobby Taubman

Bobby has a demonstrated history of running roughshod over the Taubman Centers independent Board members and common shareholders, in our view



- Dual-class structure repeatedly used to ignore shareholder voices
- Focuses on Taubman Family's interests, not all common shareholders
- Unilaterally indicated the company is not for sale
- Made Board decisions without consulting the full Board
- Acquired 30% "Killer B" vote at Taubman Centers for a mere $38,400, an estimated $500 million windfall to the Taubman Family[1]
- Avoided reducing voting control by limited equity issuances
- Lobbied Michigan Legislature to change law to block Simon acquisition
- Dismissed concerns raised by Land and Buildings
- Supported likely Charter violations
- Supported exorbitant spending to counter dissident shareholders
- Oversaw massive persistent operational underperformance
- Oversaw $1 billion of development losses on four projects in last five years

Bobby Taubman's troubling pattern of putting the Taubman Family's interests first, leading to Taubman's horrible operating performance and poor capital allocation decisions, merits change now

Sources: Company SEC filings and governance documents

(1) Note: Assumes 31% premium for "Killer B" share, in-line with comparable transaction at Forest City Realty Trust (NYSE: FCE/A) announced on December 6, 2016

Directors We Are Opposing – Myron Ullman

Myron Ullman's repeated support of preserving the status quo at Taubman Centers and long history with the Taubman Family seriously calls into question his independence, in our view



- On his second stint on the Board that began 14 years ago
- Overlapping with more than half of the current TCO Board from his first stint
- Supported the Taubman Family during the Simon saga against shareholders' will
- Despite two stints on the Taubman Board, he has never been elected by shareholders
- Al Taubman coincided with Myron's ascent at Macy's that netted Myron millions
- Quid pro quo? In April 2016, Myron was appointed to fill Lisa Payne's seat after her resignation from the Board, two months after she was added to the JCP board, where Myron was previously CEO
- On Taubman's Audit and Nominating and Corporate Governance committees, which have overseen:
  - Share pledging by Taubman Family for loans
  - Apparent failure to enforce the Ownership Limit in Company's Charter
  - Likely Charter violation of shrinking board size, only resolved after our public scrutiny
  - Worst-in-class corporate governance in the REIT sector

Myron Ullman's defense of Bobby Taubman and the rest of the Board's actions raises the question, is Myron Ullman looking out for the interests of common shareholders?

Sources: Company SEC filings and governance documents, Macy's SEC filings, JCP SEC filings, Green Street Advisors

LANDandBUILDINGS

7. The Plan to Unlock Value at Taubman

The Path Forward – A New and Independent Vision



Charles Elson

We believe that our nominees have the right experience and expertise to help correct the course of Taubman and drive strong shareholder value creation – without fresh voices, history has proven change will not happen



Jonathan Litt

~65% upside to NAV

Modernized Corporate Governance

- Enact best in class governance structure
- De-stagger the Board
- Reduce Board tenure
- Enforce the ownership limits on Taubman Family

Enhanced Operations

- Modernize culture to focus on maximizing value for shareholders
- Increase property income by adopting best practices, including kiosks, advertising and short-term leasing
- Slash lavish corporate overhead

Disciplined Capital Allocation

- Develop a rigorous capital allocation policy to ensure every shareholder will earn attractive returns
- Maximize ROI on future renovations and developments through cost controls
- Sell assets on a tax efficient basis and return capital to shareholders

Sources: Land and Buildings' views and analysis of TCO, peers, and the REIT industry generally, See also Appendix for valuation limitations

Taubman Centers Needs New Leadership and Culture: Shareholders Deserve a Board Refreshment

	Current Board	Refreshed Board
FFO	$3.75/share	$4.50/share
NAV	Destruction	Enhancement
G&A	Bloated & growing	In-line with peers
Impairments	Up to $1bn across four recent developments	Value creation through upgrading existing assets
Disclosure	Opaque – hiding property operations	Transparent – property operations, NOI, occupancy
Investor Communication	Falsehoods & overstatement	Realities in marketplace
Board	Disenfranchise common shareholders	Maximize value for all shareholders
Shareholders	Dedicated REIT investors underweight	Dedicated REIT investors overweight
Share Price	**$64**	**$106+**

Sources: Land and Buildings' views and analysis and onsite visits and observations, Company SEC filings; Note: Current Board FFO based on midpoint of 2017 Company FFO guidance. Refreshed Board FFO based on Taubman generating FFO in excess of the Company's 2017 FFO guidance midpoint to achieve EBITDA margins that are consistent with its Mall Peers over the past five years, or $65 million of incremental EBITDA. Current Board share price based on closing price as of April 27, 2017. Refreshed Board share price based on the Company's share price trading consist with Land and Buildings' estimate of net asset value, which is based on estimated private market value of the Company's real estate. See Appendix regarding valuation limitations

Value Creation Strategies: **Modernized Corporate Governance**

- ✓ **Enact best-in-class governance structure**
- ✓ **Declassify the Board** so that all directors stand for re-election annually
- ✓ Commit to **reduce the tenure of the Board**
- ✓ **Separate Chairman and CEO roles**
- ✓ **Put Series B Preferred Stock voting rights to shareholder vote**
- ✓ **Reform anti-takeover provisions** and supermajority voting requirements
- ✓ **Address and seek to enforce potential Charter violations** related to Taubman ownership stake





Green Street Governance Rating: Overall Score

Taubman	**14/100**
Mall REIT Average	53/100
REIT Average	56/100

"Companies with good governance should and do trade at valuation premiums relative to companies with poor governance."

Green Street Advisors

Source: Green Street Advisors, ISS

Value Creation Strategies: **Enhanced Operations**

- ☑ Fully explore capitalizing on the following potential **missed revenue opportunities:**
  - Embrace service tenants (e.g. wireless carriers, health & beauty, and banking) which can improve occupancy and NOI and draw additional traffic to Taubman malls
  - Greater diversity of tenants, including fast-growing middle market tenants Taubman historically has shunned
  - Increase fast casual and other similar food concepts beyond the traditional table service casual dining offerings that populate Taubman malls to drive profits and store traffic
  - Greater focus on maximizing revenue through short-term leasing, kiosks, and advertising
- ☑ Fully explore **reducing bloated expenses** through the following:
  - Aggressively re-bid service contracts (e.g. trash, housekeeping, security, energy) – *industry sources indicate peers are extremely active driving down service costs, while TCO is not*
  - Streamline and focus marketing and other owner expenses against measurable benefit such as tenant sales increases since fixed common area maintenance payments from tenants allow for 100% margin on cost-cutting
  - Scrutinize lease and reciprocal easement agreements (REAs) with anchor tenants to ensure lowest costs and appropriate level of service
  - Reduce bloated overhead expenses

Value Creation Strategies: **Disciplined Capital Allocation**

- ☑ **Develop a rigorous capital allocation policy** to ensure shareholders earn attractive returns
  - Embrace a more flexible growth and design philosophy to ensure the right product is built in the right market as the highly-amenitized, luxury Taubman product has not been the right fit for several recent developments
  - Lower costs of future renovations and developments given Taubman's build cost per square foot is significantly higher than peers, even in the same market
- ☑ **Maximize ROI through cost control** on future developments and redevelopments
- ☑ **Sell assets** and return capital to shareholders on a tax efficient basis
  - Monetize the Asia business through a joint venture, spin-off or outright sale, re-focusing management's attention on the core portfolio and reducing excessive overhead costs

> "The stock trades at a discounted valuation relative to NAV and Class A mall peers largely **due to stumbles on the development front** and **the company's foray into Asia/China**."
>
> UBS
>
> September 28, 2016 (emphasis added)

REIT Investor Survey Highlights Need and Support for Change at Taubman Centers

- An investor survey with nearly 100 respondents highlights broad support for L&B's campaign for change at Taubman:
  - 80% of respondents either completely agree or somewhat agree with the L&B assessment of concerns surrounding TCO, including issues with corporate governance capital allocation
  - **89% of respondents believed Board change in 2017 was necessary**: 60% of respondents answered that they would replace both Bobby Taubman and Myron Ullman and an additional 29% answered in support of replacing either Bobby Taubman or Myron Ullman

Do investors Agree or Disagree with L&B's Assessment of Concerns About TCO?



50%
40%
30%
20%
10%
0%
44%
36%
18%
1%
0%
80% agree with L&B concerns
Completely agree
Somewhat agree
Agree with some items, disagree with others
Completely disagree
Somewhat disagree

Would you replace Board members Bobby Taubman and/or Myron Ullman?



70%
60%
50%
40%
30%
20%
10%
0%
60%
23%
11%
6%
89% want new directors
Replace both
Replace Myron Ullman only
Replace neither
Replace Bobby Taubman only

Investors' support of L&B's strategy underscores the need for change and accountability on the Board

Source: Citi Research (Citi requested investors complete an online survey over a multi-day period using Survey Monkey and the results of the survey were published by Citi on October 25, 2016)

Shareholders Can Make at Difference at the 2017 Annual Meeting

- The Taubman Family's 30% vote cannot suppress shareholders' voices at the 2017 Annual Meeting given the Company's plurality voting standard in contested elections

More than 85% of Taubman Centers' common shares were tendered in the Simon offer

> "…more than 85% of TCI's [Taubman Centers] common shares were tendered [in the Simon offer]"
>
> Excerpts from Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Supp. 2d 919, 939 (E.D. Mich. 2003)

At Class A Mall Peer Macerich's 2015 Annual Meeting, 80% of shareholders voted against standing directors Mr. Abbey and Mr. Moore following egregious corporate governance actions

Proposal 1: Election of Class I Directors.

	For	Against	Abstensions	Broker Non-Votes
Douglas D. Abbey	28,443,986	113,907,181	640,130	3,849,247
John H. Alschuler	119,057,568	17,993,844	5,939,885	3,849,247
Steven R. Hash	119,044,281	18,004,388	5,942,628	3,849,247
Stanley A. Moore	28,044,451	114,635,324	311,522	3,849,247

There is a real path to effecting change at Taubman if shareholders express disappointment with board actions like they have in the past at Taubman and Macerich

By electing Land and Buildings' highly-qualified nominees at the Annual Meeting, we, as shareholders, can send a message that the status quo will no longer be tolerated

Source: Macerich Form 8-K filed on June 2, 2015

Investment Community Skeptical of Change Occuring Despite Broad Support for L&B's Strategy to Unlock Value

- We believe the lack of positive share price reaction since our initial public involvement in October 2016 is a function of an entrenched and complacent Board controlled by the Taubman Family, as there has been broad support for many of the strategies Land and Buildings has outlined

"L&B will find it difficult to affect change in a company that has proven in the past that it will protect the Taubman Family's interest and control of the company."

Green Street Advisors
December 13, 2016

"L&B's confrontation of Taubman's Board structure and corporate governance practices is warranted given the Board's past behavior."

Green Street Advisors
October 19, 2016

"Many of L&B's proposed changes are consistent with those (more quietly) voiced by REIT investors and analysts over the years."

Citi Research
October 19, 2016


$78
$76
$74
$72
$70
$68
$66
$64
$62
Oct-16
Dec-16
Feb-17
Apr-17
TCO's share price has declined by 10% since our public engagement as investment community views Board is entrenched

The 10% decline in TCO shares since L&B's public engagement highlights the investment community's skepticism that real change will occur

Source: Bloomberg data from October 14, 2016 (few days prior to Land and Buildings' public involvement) through April 27, 2017

The choice comes down to this: should shareholder value destruction, a blatant disregard for corporate governance and operational failures be rewarded?

Or should a clear message be sent that the interests of all shareholders need to be placed ahead of those of the Taubman Family?

The answer is clear – <u>change is needed now.</u>

LAND and BUILDINGS

8. Appendix

Taubman's Timeline of Governance Failures and Capital Allocation Misadventures

1992
- Taubman IPOs as the first publicly traded UPREIT[1] setting the stage for Taubman Family infamy

1994
- Taubman begins plans to develop The Mall at Oyster Bay in Long Island, New York[5] which would go on to become a colossal failure as they failed to gain approval to develop and wrote off $118 million in 2008[6]

1998
- Creation of Series B Preferred Stock without shareholder approval netting the Taubman Family approximately 30% of the vote of the Company for a mere $38,400[2]

2002
- A. Alfred Taubman sentenced to prison for price fixing while Chairman of Sotheby's[3] demonstrating the need for new oversight at the Company, in our view

2002-2003
- Simon Property Group and Westfield America, Inc. ("Westfield") acquisition attempt blocked by the Taubman Family by apparently utilizing political influence to get Michigan law changed to allow them to vote preferred shares[7]

2005
- Taubman opened Asia office to develop real estate[4], which we believe has served as a significant distraction to the Company's core portfolio in the US

2008-2009
- The Company reduces earnings guidance as overhead costs from the development platform increase[8]
- Taubman records nearly $300 million in impairment charges from four poorly executed investments[6]

The Taubman shareholder experience has been nearly 25 years of abysmal corporate governance practices and repeated capital allocation mishaps

(1) Source: Taubman Investor Presentation (September 2016)
(2) Source: Andrew Ross Sorkin, "Big Mall Owner Rejected in Bid for Taubman", The New York Times, November 14, 2002
(3) Source: Robert McFadden, "A. Alfred Taubman, 91, Dies; Developer, Sotheby's Owner and Focus of Scandal", The New York Times, April 18, 2015
(4) Source: Taubman Form 8-K filed April 20, 2016
(5) Source: Linda Saslow, "Battle Lines Harden Over Syosset Mall", The New York Times, September 3, 2000
(6) Source: Taubman Company filings
(7) Source: Sherri Day and Andrew Ross Sorkin, "Simon Group Gives Up Hostile Bid for Taubman Centers", The New York Times, October 9, 2003
(8) Source: Capital IQ

Taubman's Timeline of Governance Failures and Capital Allocation Misadventures (cont.)

2011
- The Pier Shops at Caesars (The Pier Shops") forecloses[9]
- Acquired China retail consultant TCBL Consulting Limited for $24 million further increasing Asia overhead[10]

2012
Construction begins on The Mall of San Juan[1] ultimately delivered at a higher cost and lower than expected yield

2013
- Investor Day held which, we believe, focused overly on development pipeline with nearly no attention to core portfolio
- Prestige Outlets Chesterfield opens for business in Missouri with an undisclosed "modest" yield[2]

2014
- Sale of seven assets to Starwood Retail Partners, LLC ("Starwood") highlighting inferior returns on developments[4]
- The Mall at University Town Center in Sarasota, Florida opens for business after years of delays

2015
- Significantly missed consensus estimates of initial earnings guidance due to poor capital allocation, disclosure and lack of transparency [11]
- Taubman Family pledges over one-third of their "Killer B" and OP units yet still maintain 30% voting control
- The Mall of San Juan opens for business, misses guidance and Taubman increases its ownership in the development project
- Abandons effort to build the Miami Worldcenter and records an $11.8 million impairment charge[12]

2016
- Announced $500 million capital project on Beverly Center[3] with little to no expected returns[4]
- International Market Place opens for business in Hawaii at higher than expected cost and lower than expected yield[5]
- CityOn.Xi'an opens for business in China and CityOn.Zhengzhou opening delayed in China[6]
- William Parfet resigns from the Board[7] after being sued for allegedly sexually harassing a former employee and fathering two of her children[8]

Shareholders deserve a Board that is willing to hold management accountable for nearly 25 years of inferior operating performance and repeated capital allocation mishaps

(1) Source: Taubman press release issued May 17, 2012
(2) Source: Taubman Q2 2013 earnings supplemental filed July 25, 2013
(3) Source: Taubman Form 8-K filed March 8, 2016
(4) Sources: Land and Buildings' analysis, Company SEC filings
(5) Source: Taubman 8-Ks filed October 24, 2013 and July 28, 2016
(6) Source: Taubman press releases issued April 28, 2016 and July 28, 2016
(7) Source: Taubman Form 8-K filed September 30, 2016
(8) Source: John Tunison, "Upjohn heir sued by former employee, claiming he fathered two of her children", Mlive Media Group, August 6, 2016
(9) Source: Taubman Form 8-K filed November 14, 2011
(10) Source: Taubman Form 8-K filed August 9, 2016
(11) Source: Taubman press release issued February 12, 2015
(12) Source: Taubman Form 8-K filed February 10, 2016

Taubman's Timeline of Governance Failures and Capital Allocation Misadventures (cont.)

September 2016

Apparent Charter violation by shrinking the board size, which was only reversed following our public highlighting of the issue[(1)]

December 2016

- Taubman's Audit Committee did not enforce nor respond to our calls to enforce ownership limits against the Taubman Family contained in the Company's Charter

December 2016

- Appointment of Myron Ullman as Lead Director, who is on his second stint on the Taubman Board after his first appointment in 2003 during the Simon saga[(2)]
- Cia Buckley Marakovits, who lacked experience we had publicly stated we believed was necessary, was added to the Board to reverse the apparent Charter violation[(2)]

February 2017

- Gave initial 2017 FFO guidance that was below consensus by 4%, marking the third straight year of guidance disappointments [(3)]
- Management backed off its prior guidance of net operating contribution from recent developments for 2017, suggesting to us a shortfall relative to prior expectations [(3)]
- $3 million of shareholder value destroyed in the fourth quarter to counter dissident shareholder efforts to unlock value [(4)]

March 2017

- Myron Ullman did not respond to Land and Buildings' suggestion to have Jonathan Litt and Charles Elson, as well as other industry leaders present to the Board

March 2017

- Appointed Cia Buckley Marakovits to the Audit Committee, to reduce focus on 90 year old being Audit Committee Chairman, in our view[(5)]

April 2017

- $3.5 million of additional shareholder value destroyed in the first quarter to counter dissident shareholder efforts to unlock value[(6)]

The Board's reactive approach to adopting changes as a result of shareholder pressure underscores the need for independent shareholder representation in the boardroom

(1) Source: Taubman Form 8-K filed on September 30, 2016
(2) Source: Taubman press release issued December 15, 2016
(3) Source: Taubman press release issued February 9, 2017
(4) Source: Taubman Q4 2016 Earnings Call, February 10, 2017
(5) Source: Taubman Form 8-K filed on December 15, 2016
(6) Source: Taubman press release issued April 27, 2017

Land and Buildings' Selection of Most Comparable Taubman Peers

Land and Buildings believes the Company's most comparable peers are high quality mall peers GGP, Inc. (NYSE: GGP), The Macerich Company (NYSE: MAC) and Simon Property Group Inc. (NYSE: SPG), which are the only U.S. publically traded regional mall companies (in addition to the Company) that primarily own class A, high sales productivity, enclosed regional malls (the "Class A Mall Peers" or "Mall Peers"). The Class A Mall Peers were selected by Land and Buildings from the Company's Executive Compensation Peer Group disclosed in the Company's proxy statement for the 2017 Annual Meeting filed on April 20, 2017.

Land and Buildings believes the other peers from the Company's Executive Compensation Peer Group set forth below bear little resemblance to the Company for the following reasons and as such, are not the most representative peers to compare Taubman's performance to:

- CBL & Associates Properties, Inc. – owns primarily class B enclosed regional malls.
- Washington Prime – owns primarily class B enclosed regional malls and open-air shopping centers.
- Rouse Properties, Inc. – owns primarily class B enclosed regional malls.
- DDR Corporation – owns primarily open-air shopping centers.
- Kimco Realty Corporation – owns primarily open-air shopping centers.
- Federal Realty Investment Trust – owns primarily open-air shopping centers.
- Tanger Factory Outlet Centers, Inc. – owns primarily factory outlet centers.
- Forest City Enterprises, Inc. – owns diversified portfolio of apartment, office and retail assets.
- Pennsylvania Real Estate Investment Trust – owns primarily class B enclosed regional malls.
- Vornado Realty Trust – owns primarily office and street retail assets.
- Westfield Group, LLC. – not traded in the U.S. and owns regional malls globally.

Limitations on Land and Buildings' Valuations and Path to Unlock Value

- The valuations referenced in this presentation are estimates and therefore there can be no assurance that such estimates are reflective of actual realizable value. The valuations are also subject to market change, including changes to the REIT industry generally and/or to Taubman specifically.
- Further, while Land and Buildings believes its nominees will work rigorously to help put the Company on the right path towards shareholder value creation, such nominees will constitute a minority of the Board if elected at the Annual Meeting and as such, there can be no guarantee that they will be able to implement the actions that they believe are necessary to maximize shareholder value, including those outlined by Land and Buildings in this presentation. There can also be no guarantee that even if some or all of the actions outlined in Land and Buildings' path to unlock value are implemented, that such proposals will ultimately create value for shareholders. However, Land and Buildings strongly believes that its path to unlock value will help drive shareholder value creation at Taubman.

Calculations of EBITDA Margins and G&A Expenses

- For each Mall Peer, Land and Buildings identified what it believes to be the most comparable figures to arrive at such company's share of income statement figures, including consolidated figures as well as estimated percentages of unconsolidated figures, to match each respective company's ownership percentage of its assets. Land and Buildings' analysis is subject to the following limitations: (i) each company does not disclose operating results using the same line items, (ii) company disclosure of unconsolidated assets varies by company and (ii) not all companies provide net operating income and EBITDA, in which case Land and Buildings has estimated such figures as set forth below.
- Note: references to "disclosed" information below refers to information filed by each respective company in its SEC filings, such as Form 10-Ks, 10-Qs and 8-Ks.
- To arrive at the Company' G&A as a percent of revenue, Land and Buildings first determined the ratios of the Company's pro rata share of consolidated and unconsolidated EBITDA to total EBITDA of each, respectively, by dividing the Company's disclosed beneficial interest of consolidated and unconsolidated EBITDA by the disclosed total consolidated and unconsolidated EBITDA. The pro rata consolidated and unconsolidated EBITDA ratios were then multiplied by the disclosed total consolidated and unconsolidated revenues, respectively, to arrive at pro rata consolidated and unconsolidated revenues. The Company's pro rata revenue is the sum of Land and Buildings' estimate of the pro rata consolidated and unconsolidated revenue as outlined. To arrive at the Company's G&A margin, Land and Buildings divided the disclosed consolidated G&A by its estimated pro rata revenue for the Company. For 2014, however, the Company's 2014 financials included significant one-time figures, which required Land and Buildings to determine comparable financial metrics for 2014 using the methodology outlined herein. Accordingly, for calendar year 2014, Land and Buildings applied the average ratio of pro rata consolidated and unconsolidated EBITDA of 2012, 2013, 2015 and 2016 to the disclosed consolidated and unconsolidated revenues, respectively, to arrive at the Company's pro rata revenue. To arrive at the Company's G&A margin, Land and Buildings divided the disclosed consolidated G&A by its estimated pro rata revenue for the Company.
- For calendar years 2012 through 2015, GGP, Macerich and Simon disclosed their pro rata share of revenue and consolidated G&A. For 2016, however, changes in GAAP reporting accounting rules for consolidated and unconsolidated financials for calendar year 2016 required Land and Buildings to determine comparable financial metrics for GGP, Macerich and Simon as outlined herein. Accordingly, for calendar year 2016, Land and Buildings determined pro rata revenues as follows: 1) GGP pro rata revenue was determined by adding disclosed pro rata consolidated revenue, disclosed pro rata unconsolidated revenue, and company disclosed adjustments, less disclosed revenue from sold assets; 2) Macerich pro rata revenue was determined by adding disclosed total consolidated revenue, and disclosed company share of unconsolidated revenue, less disclosed joint venture partners' share of consolidated revenue; and 3) Simon pro rata revenue was determined by adding disclosed company consolidated revenue and Simon pro rata share of unconsolidated revenue as determined by Land and Buildings. To arrive at Simon's pro rata share of unconsolidated revenue, Land and Buildings first determined the net income ratio by dividing disclosed pro rata share of unconsolidated total net income by disclosed total unconsolidated net income. The net income ratio was then multiplied by disclosed unconsolidated revenue to determine the pro rata share of Simon unconsolidated revenue.

Calculations of EBITDA Margins and G&A Expenses

- To arrive at the Company's EBITDA margin, Land and Buildings first determined the Company's pro rata EBITDA by adding the Company's disclosed beneficial interest in consolidated EBITDA and the Company's disclosed beneficial interest in unconsolidated EBITDA. Land and Buildings then divided this pro rata EBITDA by the pro rata revenue determined by Land and Buildings described in note 1 above to determine the Company's EBITDA margin. For calendar year 2014, to determine the Company's pro rata EBITDA, Land and Buildings deducted the following from the pro rata revenues determined by Land and Buildings described in note 1 above: disclosed general and administrative expenses; disclosed management leasing and development services expenses; the Company's pro rata ratio of consolidated and unconsolidated EBITDA to total EBITDA for each of 2012, 2013, 2015 and 2016 applied to disclosed consolidated and unconsolidated maintenance, taxes, utilities, and promotions, and other operating expenses, respectively. Land and Buildings then divided this pro rata EBITDA by the pro rata revenue determined by Land and Buildings described in note 1 above to determine the Company's EBITDA margin.
- To arrive at GGP EBITDA margin, Land and Buildings divided the disclosed pro rata EBITDA by disclosed pro rata revenue. For 2016, GGP pro rata EBITDA was determined by adding pro rata disclosed consolidated EBITDA, pro rata disclosed unconsolidated EBITDA, and company disclosed adjustments, less pro rata disclosed EBITDA from sold assets. Land and Buildings then divided this GGP pro rata EBITDA by the pro rata revenue determined by Land and Buildings described in note 1 above to determine GGP EBITDA margin.
- To arrive at Macerich EBITDA margin, Land and Buildings first determined Macerich pro rata EBITDA by deducting the following from the pro rata revenue determined by Land and Buildings described in note 1 above: disclosed pro rata shopping center, operating expense, general and administrative expense and management company operating expenses. Land and Buildings then divided this pro rata EBITDA by disclosed pro rata revenue to determine Macerich EBITDA margin. For 2016, to arrive at Macerich EBITDA margin, Land and Buildings determined pro rata EBITDA by deducting the following from the Macerich revenue determined by Land and Buildings described in note 1 above: disclosed net consolidated shopping center and operating expenses, and Macerich disclosed general and administrative expense and management company operating expenses and disclosed Macerich share of unconsolidated operating expenses. Land and Buildings then divided the pro rata EBITDA determined by Land and Buildings by the pro rata revenue determined by Land and Buildings described in note 1 above to determine the Macerich EBITDA margin.
- To arrive at Simon EBITDA margin, Land and Buildings first determined Simon pro rata EBITDA by deducting the following from the pro rata revenue determined by Land and Buildings described in note 1 above: disclosed pro rata total operating expenses and pro rata one-time gains, and adding back disclosed pro rata depreciation and amortization. Land and Buildings then divided this pro rata EBITDA by disclosed pro rata revenue to determine Simon EBITDA. For 2016, to arrive at Simon EBITDA margin, Land and Buildings first determined the net income ratio as disclosed of Simon's pro rata share of unconsolidated total net income divided by disclosed total unconsolidated net income. To determine the share of Simon unconsolidated revenue, Land and Buildings multiplied total operating expenses and depreciation and amortization (the net income ratio just defined) by the total of each, respectively. Land and Buildings determined the Simon pro rata share of unconsolidated EBITDA by deducting Simon share of total operating expenses from Simon share of unconsolidated revenue, and adding back Simon share of depreciation and amortization as defined in the prior sentence. Land and Buildings then divided the Simon pro rata EBITDA determined by Land and Buildings by the pro rata revenue determined by Land and Buildings to determine the Simon EBITDA margin.

Calculations of EBITDA Margins and G&A Expenses

Notes	Source	Revenue	2012	2013	2014	2015	2016	5 Year Average
a	1	TCO consolidated revenue	$747,974	$767,154	$679,129	$557,172	$612,557	
b	1	TCO beneficial interest in consolidated EBITDA before gains (pro rata share)	$368,170	$402,003	$299,561	$285,670	$320,757	
c	1	TCO consolidated EBITDA at 100% before gains	$406,420	$426,107	$322,830	$307,538	$345,086	
d=b/c	2	TCO percent of consolidated results	91%	94%	93%	93%	93%	
e	1	TCO unconsolidated revenue	$282,136	$294,720	$338,017	$377,738	$476,916	
f	1	TCO beneficial interest in unconsolidated EBITDA (pro rata share)	$107,044	$114,939	$132,652	$136,151	$178,009	
g	1	TCO unconsolidated EBITDA at 100%	$194,260	$204,307	$234,886	$263,929	$318,217	
h=f/g	2	TCO percent of unconsolidated results	55%	56%	55%	52%	56%	
i=a*d+ e*h	2	TCO - L&B pro rata revenue	$833,046	$889,561	$814,472	$712,414	$836,155	$817,130
	3	GGP - L&B pro rata revenue	$3,023,759	$3,021,034	$3,059,637	$3,084,380	$3,323,130	$3,102,388
	3	MAC - L&B pro rata revenue	$1,243,614	$1,313,587	$1,351,310	$1,483,500	$1,460,256	$1,370,453
	3	SPG - L&B pro rata revenue	$5,993,434	$6,421,735	$6,288,510	$6,670,856	$7,015,585	$6,478,024

Notes	Source	G&A	2012	2013	2014	2015	2016	5 Year Average
	1	TCO	$39,659	$50,014	$48,292	$45,727	$48,056	$46,350
	1	GGP	$50,011	$50,228	$50,584	$57,873	$56,841	$53,107
	1	MAC	$20,412	$27,772	$29,412	$29,870	$28,217	$27,137
	1	SPG	$57,144	$59,803	$59,958	$60,328	$65,082	$60,463

Notes:

(1) Disclosed by company in SEC filings

(2) Land and Buildings determined based on company SEC filings using calculation noted in notes column

(3) Refer to supplementary notes for additional detail

Calculations of EBITDA Margins and G&A Expenses

Notes	Source	EBITDA	2012	2013	2014	2015	2016	5 Year Average
a	1	TCO beneficial interest in consolidated EBITDA	$368,170	$402,003		$285,670	$320,757	
b	1	TCO beneficial interest in unconsolidated EBITDA	$107,044	$114,939		$136,151	$178,009	
c=a+b	2	TCO - L&B pro rata EBITDA	$475,214	$516,942	$466,929	$421,821	$498,766	$475,934
	3	GGP - L&B pro rata EBITDA	$1,994,549	$2,015,379	$2,087,912	$2,118,142	$2,221,115	$2,087,419
a	3	MAC - L&B pro rata revenue	$1,243,614	$1,313,587	$1,351,310	$1,483,500	$1,460,256	
b	3	MAC - pro rata shopping center and operating expense	$407,601	$426,535	$436,773	$449,071	$432,066	
c	1	MAC - reported G&A	$20,412	$27,772	$29,412	$29,870	$28,217	
d	1	MAC - reported management companies' operating expenses	$85,610	$93,461	$88,424	$92,340	$98,323	
e=a-b-c-d	2	MAC - L&B pro rata EBITDA	$729,991	$765,819	$796,701	$912,219	$901,650	$821,276
a	3	SPG - L&B pro rata revenue	$5,993,434	$6,421,735	$6,288,510	$6,670,856		
b	1	SPG - pro rata total expenses	$3,383,652	$3,528,111	$3,402,998	$3,461,374		
c	1	SPG - pro rata depreciation and amortization	$1,590,737	$1,642,137	$1,552,895	$1,563,190		
d	1	SPG - pro rata one-time gains	$6,426	$0	$0	$0		
e=a-b+c-d	2	SPG - L&B pro rata EBITDA	$4,194,093	$4,535,761	$4,438,407	$4,772,672	$4,980,091	$4,584,205

Notes:

(1) Disclosed by company in SEC filings

(2) Land and Buildings determined based on company SEC filings using calculation noted in notes column

(3) Refer to supplementary notes for additional detail

Calculations of EBITDA Margins and G&A Expenses

Source	G&A % of Revenue	2012	2013	2014	2015	2016	5 Year Average
2	**TCO**	4.8%	5.6%	5.9%	6.4%	5.7%	5.7%
2	GGP	1.7%	1.7%	1.7%	1.9%	1.7%	1.7%
2	MAC	1.6%	2.1%	2.2%	2.0%	1.9%	2.0%
2	SPG	1.0%	0.9%	1.0%	0.9%	0.9%	0.9%
2	High Quality Peer Avg.	1.4%	1.6%	1.6%	1.6%	1.5%	1.5%
2	**TCO Bloated G&A**	3.3%	4.1%	4.3%	4.8%	4.2%	4.1%

Source	EBITDA Margin	2012	2013	2014	2015	2016	5 Year Average
2	**TCO**	57.0%	58.1%	57.3%	59.2%	59.6%	58.2%
2	GGP	66.0%	66.7%	68.2%	68.7%	66.8%	67.3%
2	MAC	58.7%	58.3%	59.0%	61.5%	61.7%	59.9%
2	SPG	70.0%	70.6%	70.6%	71.5%	71.0%	70.8%
2	High Quality Peer Avg.	64.9%	65.2%	65.9%	67.2%	66.5%	66.0%
2	**TCO Poor EBITDA Margin**	-7.8%	-7.1%	-8.6%	-8.0%	-6.9%	-7.7%

Notes:

(1) Disclosed by company in SEC filings

(2) Land and Buildings determined based on company SEC filings using calculation noted in notes column

(3) Refer to supplementary notes for additional detail

Disclosures

This presentation with respect to Taubman Centers, Inc. ("TCO" or, the "Company") is for general informational purposes only and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land and Buildings"), and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

Land and Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. The estimates, projections, pro forma information and potential impact of Land and Buildings' action plan set forth herein are based on assumptions that Land and Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by Land and Buildings. Private investment funds advised by Land and Buildings currently hold shares of the Company's common stock. Land and Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land and Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares.

Land and Buildings recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land and Buildings' conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land and Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by Land and Buildings, its affiliates, its or their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Land and Buildings, its affiliates and its and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

Land and Buildings' views and opinions expressed in this report are current as of the date of this report, and are subject to change. Land and Buildings reserves the right to change any of its opinions expressed herein at any time, but it disclaims any obligation to update this presentation for any changes in its views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any Land and Buildings investment. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land and Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land and Buildings and its affiliates have invested in common stock of TCO. It is possible that there will be developments in the future that cause Land and Buildings to change its position regarding TCO. Land and Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Funds managed by Land and Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Land and Buildings' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.